

HAEMONETICS

ANNUAL REPORT 2002

Leadership and Innovation To Improve Blood Safety and Availability







GLOBAL MARKET

Disposable Sales by Product Line


Red Cell
$10.5 million
Surgical
$66 million
Blood Bank
$102 million
Plasma
$109 million

Total Sales by Geography


North America
$124 million
Asia
$116 million
Europe
$79 million

TABLE OF CONTENTS

Financial Highlights[1]

Haemonetics has a strong financial position and cash flow. Ninety percent of sales are from single-use disposable kits. Sixty percent of sales are international.

	FY02	Growth at Constant Currency
Net Sales	$320 million	13%
Operating Income (adjusted)	$46 million	41%
Net Income (adjusted)	$37 million	36%
Earnings per Share (adjusted)	$1.37	30%



Operating Income % of Sales
Adjusted
12.0%
12.5%
14.5%
FY:
00
01
02



Net Income % of Sales
Adjusted
9.1%
10.1%
11.6%
FY:
00
01
02



Operating Cash Flow
Dollars in millions
$40
$43
$25
FY:
00
01
02

[1] The financial highlights above are adjusted and exclude unusual charges.

In fiscal year 2002, Haemonetics paid $10 million for access to platelet pathogen inactivation technology. In 2001, the Company purchased Transfusion Technologies, representing $23 million of in-process R&D and unusual charges. In 2000, reported numbers were affected by $13 million of in-process R&D and unusual charges.

In these highlights, operating cash flow is net income adjusted for depreciation, amortization and other non-cash items; capital expenditures for property, plant and equipment together with the investment in Haemonetics equipment, including sales-type leases; and the change in operating working capital.

For more detailed financial information, please see the Company's Form 10-K, included in this book.



HAEMONETICS is a worldwide supplier of automated systems used in the collection of blood from donors and in the recovery of blood lost during surgery. The Company has an unparalleled reputation for product innovation, technical expertise, and operational excellence. For thirty years, Haemonetics' marketing and product development have reflected the Company's unwavering focus on helping to meet the need for a safe and available blood supply.

The Company's automated blood collection systems can improve efficiency, cost effectiveness, regulatory compliance, blood supply management, and often even the donation experience. Most importantly, though, these systems can increase blood inventories or reduce the need for donor blood. With a shrinking global blood supply, market demand for Haemonetics' products is greater than ever.

Haemonetics employs more than 1,500 people worldwide and markets its products in more than 50 countries.

An Industry Leader
Meeting Market Needs

Haemonetics' mission is to provide innovative medical devices to advance the safety, quality, and availability of blood components for transfusion worldwide. With this goal in mind, the Company markets systems for use in five important medical areas.

	Customer	Systems	End Product
Surgical	Hospital	Collect and "recycle" blood during surgery	Red cells for reinfusion to the patient
Plasma	Plasma Collector	Collect plasma	Plasma to make pharmaceuticals
Platelet	Blood Collector	Collect platelets	Platelets for transfusion
Red Cell	Blood Collector	Collect red cells	Red cells for transfusion
Cell Processing	Blood Collector	Freeze and later thaw red cells	Frozen blood inventory management and reserves

The Company was an innovator in driving automation in each of these markets, and continues to lead in advancements. To support double-digit revenue growth over the next several years, Haemonetics has made major investments in product development and acquisitions. The Company's new product pipeline is full and it plans to introduce significant new products in FY03 and beyond. Haemonetics also plans to aggressively pursue strategic acquisitions and alliances, working to further advance its market leadership position and meet the needs of this dynamic industry.

To Our Shareholders

We are happy to report that Haemonetics Corporation had another strong year, with sales gaining momentum and moving into double-digit growth territory. Revenue grew 9% as reported and 13% without the effects of adverse currency exchange rate movements. New products contributed over 10% of sales, and we expect that percentage to double next year. Excluding unusual items, earnings per share grew 20% (30% at constant currency). Our balance sheet remains strong.

We are fortunate that ours is not a cyclical business, and Haemonetics has remained largely unaffected by the geopolitical and economical turbulence of the last twelve months. Our role is to provide a solution to one of healthcare's most pressing problems, the availability of life-saving blood and its components.

New products provide new solutions — Despite the well-publicized spikes in donations last fall in the United States and greater awareness of the need for blood worldwide, shortages continue to grow. As the population ages, the need for surgery increases, resulting in a growing demand for blood. Meanwhile, fewer of us can and do donate, leading to a widening gap between supply and demand. Haemonetics' technologies are an important part of the answer to this problem, as illustrated by the following examples:

Haemonetics' OrthoPAT® system is a small device that collects and washes red blood cells during and after surgery. It is specifically designed to handle the lower volume, slower blood loss of orthopedic surgical patients, and we expect it to become the product of choice for artificial hip and knee replacements — a large and rapidly growing market. The OrthoPAT system is unique to Haemonetics and is spearheading our penetration into this exciting market.

The Haemonetics ACP™ 215 automated cell processing system makes it possible to extend the usable life of frozen blood, after thawing, to 14 days instead of 24 hours (previous usable life). This represents a significant breakthrough. The system is being used by the United States military and major civilian blood collectors to address the need for consistent and adequate blood inventories.

Our MCS®+ double red cell collection technology is being widely adopted by blood collectors because the process yields twice as much usable blood as manual collection. The procedure has benefits for donors as well, in that they can give more blood with each donation and often feel better than after a manual donation.

Acquisitions and alliances present new opportunities — The Company continues to make strategic acquisitions and alliances to strengthen the business.

Early in the calendar year 2001 we purchased a bottling plant that manufactures disposable plastic bottles used by our customers to collect plasma, and in January 2002, we acquired Fifth Dimension Information Systems Inc., the leading provider of software products and services for plasma collectors and fractionators. These additions enable us to offer "one-stop shopping" to our plasma collection customers and help them manage their center operations more efficiently.

The Fifth Dimension acquisition is particularly important because its products are also applicable outside the plasma collection arena. In the last quarter, the information systems division signed an agreement with the American Red Cross to provide data management systems which will track the collection and disposition of plasma and will support the Red Cross quality control protocols.



Last December, we signed an agreement with Baxter International, Inc. that will enable us to integrate our platelet collection devices with the INTERCEPT™ Platelet System, jointly developed by Baxter and Cerus Corporation. The agreement will allow Haemonetics' customers to collect platelets in the Baxter solution that prepares them for pathogen inactivation and so provides a seamless, cost-effective process for enhanced platelet safety.

We are excited about the opportunities represented by these activites and are confident they will be important contributors to our future growth.

Further gains in operating efficiency — Now in its fourth successful year, the Company's Customer Oriented Redesign for Excellence ("CORE") program has continued to deliver increased productivity, higher product quality, better customer service, and higher operating margins. This year, more than 100 employees were involved in a wide range of programs targeted at raising operational effectiveness. CORE continues to be an important contributor to the sustained improvement in our operating performance and consistent profit growth.

A good investment in a volatile economy — Haemonetics remains a good investment, even during periods of economic uncertainty. The Company is well positioned to respond to the escalating demand for blood. Each of our market segments has its own story to tell and we invite you to read these stories — as well as details about our strong pipeline of new products — in this annual report.

Our business is global with substantial sales overseas, and our reported results are inevitably subject to the effect of exchange rate movements — in either direction. Our committed goal is to maintain our underlying annual earnings growth at the 20% level, driven by double-digit sales growth.

We offer our sincere thanks to Haemonetics employees for their commitment to our mission, to our customers for selecting us as their vendor, and to you, our shareholders, for your continued support.

Yours sincerely,

James L. Peterson
President and CEO

Sir Stuart Burgess
Chairman of the Board

Earnings Per Share


Adjusted
$0.96
$1.14
$1.37
FY:
00
01
02

New Product
Revenue Contribution


4%
10%
20%
FY:
01
02
03
(PROJECTED)

Supporting a Dynamic Industry

The blood transfusion industry is heavily regulated, with safety and availability of utmost importance. Industry drivers are unique given these contrasting priorities, and Haemonetics has developed technology to address each driver creatively and cost-effectively.

Blood Shortages:

- Demand continues to outpace supply.
- An aging population and advanced medical treatments contribute to increased demand.
- Younger generations donate less; people are busier and don't have time to donate.
- Stricter regulations and increased safety prohibit an increasing number of people from donating.
- The tragedy of September 11th resulted in a short-term excess supply, but donations have returned to traditional levels and blood shortages are once again a problem.

Increased Safety Measures:

- To limit the theoretical risk of transmitting "mad cow" disease through blood, the U.S. Food and Drug Administration ("FDA") recently regulated that donors who have spent a significant amount of time in Europe will be prohibited from donating, reducing the donor pool by up to 8%.
- Filtration, or "leukoreduction," the removal of potentially harmful white cells from blood, is increasingly prevalent in the U.S. and abroad. Fourteen countries currently mandate filtration, and more than 70% of the U.S. blood supply is now filtered.

Rising Blood Costs:

- Increased safety measures come with costs that increase the price for blood. Filtration alone adds approximately $20 to the cost of collecting a unit of red cells.
- While blood is voluntarily donated, blood collectors incur high costs to recruit willing, eligible donors.
- As the donor pool contracts with more stringent FDA donor eligibility criteria, recruitment costs increase.

Haemonetics provides blood collectors with cost-effective answers that enable them to most efficiently manage their donorbase. Industry trends are driving blood collectors toward automation, and Haemonetics is proud to be proactively helping to ensure the adequacy and stability of the world's blood supply.

Blood component therapy treats patients with the specific components they require, as opposed to using whole blood. It is now integral to the treatment of a wide variety of cancers, blood disorders, surgeries, and more. Below are examples of the blood components used in the treatment of various medical conditions:

Liver transplant:	6-10 units of red cells 20 units of plasma 10 units of platelets
Adult open heart surgery:	2-6 units of red cells 2-4 units of plasma 1-10 units of platelets
Automobile accident:	4-40 units of red cells
Leukemia:	2-6 units of red cells 6-8 units of platelets daily for 2-4 weeks
Sickle cell disease:	10-15 units of red cells

Source: Jeffrey McCullough, M.D., Center for Molecular and Cellular Therapy, University of Minnesota.

COMPONENTS OF BLOOD

Blood has three key components — plasma, red cells, and platelets — each with a specific therapeutic benefit. Components have traditionally been derived from manual laboratory processing of whole blood. However, all components can also be derived through the automated collection processes pioneered by Haemonetics.



PLASMA

Plasma is the fluid portion of blood. It can be transfused to patients, but is most often used in the manufacture of protein-based pharmaceuticals.



RED BLOOD CELLS

Red Blood Cells carry oxygen throughout the body. They are transfused to surgical or trauma patients to replace red cells they have lost.



PLATELETS

Platelets aid in clotting. They are transfused to cancer patients when their body's ability to make platelets is limited by chemotherapy.



Surgical Blood Salvage —
For the Safest Possible Blood

Surgical blood salvage is a process in which blood lost by a patient during surgery is collected, cleaned, and made available for reinfusion to the patient. It gives a patient and his family peace of mind that he will receive the highest quality and safest blood possible . . . his own.

SURGICAL DISPOSABLES BUSINESS

Haemonetics
$66 million

Competitors
$44 million



Traditional Cardiovascular Market Range: $110 million
800,000 procedures annually

Competitors: Medtronic, COBE Cardiovascular, Fresenius

FY02 disposable sales = $66 million
+11% at constant currency

Blood Flow Through the Cell Saver® System


< FROM PATIENT
RESERVOIR

1. Blood is suctioned from the wound and stored in a reservoir.


WHOLE BLOOD
BOWL
WASTE

2. Waste is separated from red cells in a centrifuge bowl and sent to a bag.


RED BLOOD CELLS

3. Red cells are stored in a bag until reinfusion to the patient.



Innovative Devices Drive Growth in Surgical Product Line

As the industry pioneer in surgical blood salvage, Haemonetics has developed a full line of products that are marketed to cardiovascular, orthopedic, and trauma surgeons.

The Company's flagship surgical blood salvage product, the Cell Saver® autologous blood recovery system, collects and cleans a patient's own blood, making it ready for reinfusion to that patient and thereby minimizing the need for donor blood. The device is used primarily in "open" cardiovascular or trauma procedures characterized by rapid bleeding or high blood volume loss. The benefits of the device, combined with the exemplary quality of Haemonetics' technology and customer service, have made the Cell Saver system a product of choice within operating rooms throughout the world, and Haemonetics the worldwide leader in surgical blood salvage.

Orthopedic medicine is growing rapidly due to recent surgical and technological advances as well as to the increasing orthopedic implant needs of our aging and physically active population. Haemonetics' new OrthoPAT® system was designed specifically for surgical blood salvage in orthopedic surgeries and is equipped with the Dynamic Disk™ blood collection chamber. (See photo on previous page.) The system is perfectly suited for orthopedic surgery where blood loss is of lower volume and occurs over a longer period of time. The OrthoPAT system is revolutionary in that orthopedic surgical patients, who historically had to depend on donated blood, can now utilize their own blood, which is the safest and highest quality.

Haemonetics' reputation for reliability, service, and product excellence has already earned it market share of more than half the traditional surgical blood salvage space. The Company's strategy is to continue to increase market share in the cardiovascular segment and to capitalize on the vast growth potential of new products, led by the OrthoPAT system. Haemonetics is well positioned for continued success in surgical blood salvage.

SURGICAL GROWTH OPPORTUNITY HIGHLIGHTS



ORTHOPAT SYSTEM

- No competition
- First mover advantage
- Strong distribution channel in U.S. through Zimmer, Inc.
- Rapid sales growth
- Untapped market

HAEMONETICS' EXPANDED MARKET POTENTIAL

(Number of procedures in thousands)

Segment	Procedures (thousands)
Additional Orthopedic Market Potential	1,400
Cardiovascular Procedures	800

Axis: 0, 500, 1,000, 1,500, 2,000, 2,500

This chart shows the expanded market available to Haemonetics with the addition of the OrthoPAT system. Surgical blood salvage has traditionally been targeted at cardiovascular surgeries, which represent 800,000 procedures per year. Because the OrthoPAT system was specifically designed for orthopedic surgeries, an additional 1.4 million procedures per year are now appropriate for surgical blood salvage. This largely untapped market is growing at approximately 6% per year.



Platelet Collection — Helping to Advance Cancer Treatment

Platelets aid in clotting and are most often transfused to cancer patients whose ability to make platelets has been limited by chemotherapy. Haemonetics' platelet collection technology allows blood collectors to obtain one to two transfusable doses of platelets from a single donor.

PLATELET (BLOOD BANK) DISPOSABLES BUSINESS

Haemonetics
$102 million

Competitors
$198 million

Market Range: $300 million
3 million automated procedures annually

Competitors: Baxter, Gambro BCT, Fresenius

FY02 disposable sales = $102 million
+1% at constant currency

Blood Flow Through the MCS®+ System


WHOLE BLOOD
< FROM DONOR
BOWL

1. Blood is collected from a donor and flows into a centrifuge bowl.


OTHER COMPONENTS
PLATELETS

2. Blood is separated in the bowl into its components and platelets are collected in a bag.


OTHER COMPONENTS
TO DONOR >

3. Remaining blood components are returned to the donor.



New Technology Will Further Improve Platelet Safety

Platelets have traditionally been collected through the manual separation of platelets from whole blood; however, because platelets constitute only a very small portion of total blood volume, blood collectors were forced to rely on pooling — the combining of platelets from multiple donors — to obtain the volume necessary to transfuse to a patient. Exposing a patient to platelets from multiple donors can increase her risk of receiving a blood-borne disease via transmission. Because cancer patients require multiple transfusions, risks from receiving pooled platelets are exponentially larger over the course of the illness.

The Haemonetics MCS®+ 9000 system addresses the traditional drawbacks of platelet therapy, allowing the collection of one to two transfusable doses of platelets from a single donor and enhancing patient safety by reducing the need for pooled platelets. (Previous page features the disposable plastic "Latham" bowl used to process blood on the MCS+ system.)

Although demand for platelets and the use of automation in platelet collection are increasing, paradoxically, the automated platelet market is one of slow growth. Collectors have increasingly utilized their ability to collect two platelet units from single donors, thus filling demand while using fewer collection disposables.

Safety is another critical issue. Platelets must be stored at room temperature, which can result in bacteria growth that is harmful to the compromised immune system of transfusion recipients. Platelets can also harbor viruses and other harmful pathogens.

In December 2001, Haemonetics signed an agreement with Baxter International, Inc. that will enable Haemonetics' customers to more easily implement pathogen inactivation. Haemonetics will be able to seamlessly integrate Baxter's INTERSOL™ solution into the platelet collection process rather than forcing customers to perform secondary connection, docking, and processing of the platelets into the INTERSOL solution. INTERSOL is the fluid in which platelets must be stored prior to pathogen inactivation. It is part of the INTERCEPT™ Platelet System for pathogen inactivation, currently under development by Baxter and Cerus Corporation.

The agreement represents an important technology partnership of market leaders. When coupled with Haemonetics' large share of the worldwide platelet collection market, this pathogen inactivation solution creates an important opportunity for the Company to expand revenues and margin and strengthen its competitive position.

PLATELET GROWTH OPPORTUNITY HIGHLIGHTS



PLATELET PATHOGEN INACTIVATION

- New product offering within core sales area
- Partnership with Baxter to incorporate Baxter/Cerus storage medium into Haemonetics' disposable kits
- European regulatory clearance expected in calendar year 2002
- Late stage clinical trials in U.S.
- Seamless integration of pathogen inactivation process into customer operations



MCS+ SYSTEM "TIME SAVER" PROTOCOL

- Released in Europe
- Pending 510(k) approval in U.S.
- Enhances competitive position
- Reduces time required for platelet donation



Plasma Collection —
For Manufacture into Pharmaceuticals

Plasma is the fluid portion of blood and is most commonly used by pharmaceutical companies to make drugs. Haemonetics' automated plasma collection technology allows the collection of a large volume of plasma from a single donor.

PLASMA DISPOSABLES BUSINESS

Haemonetics
$109 million

Competitors
$121 million



Market Range: $230 million
20 million procedures annually

Key Competitor: Baxter

FY02 disposable sales = $109 million
+25% at constant currency

Blood Flow Through the PCS®2 System


BOWL
WHOLE BLOOD
< FROM DONOR

1. Blood is collected from a donor and flows into a centrifuge bowl.


PLASMA
RED BLOOD CELLS

2. Blood is separated in the bowl into its components and plasma is collected in a bag.


TO DONOR >

3. Remaining blood components are returned to the donor.

SOURCE PLASMA
CAUTION: FOR
MANUFACTURING
USE ONLY

PLASMA COLLECTED FROM

☐ Normal Donor

☐ Donor Immunized
with ______

☐ Donor with
high titer
for ______

PLASMA WEIGHT

One-Stop Shopping for Customers

The current demand for plasma is enormous and stems from 1) an increase in use of plasma-derived pharmaceuticals and 2) curtailed production of recombinant products because of greater FDA scrutiny. Facing such demand, Haemonetics' customers have worked diligently to increase plasma collections dramatically. Haemonetics participated in that recent growth and increased plasma disposable sales by 25% (at constant currency) in fiscal 2002.

During fiscal 2002, the Company also bolstered its "one-stop shopping" strategy for plasma customers. In January 2002, Haemonetics acquired Fifth Dimension Information Systems, Inc., the world's leading provider of information management products for plasma collectors. This acquisition enables Haemonetics to offer the most comprehensive suite of computer software applications to automate plasma center operations.

Software applications simplify the highly manual, labor-intensive operations of plasma collection centers by documenting the collection process from the time a donor arrives through the final disposition of plasma. The software also supports an interface with testing laboratories and pharmaceutical manufacturing plants. Automation and quality control are increasingly important in this industry. Haemonetics expects Fifth Dimension to contribute to growth in its plasma business for years to come.

Another important event early in calendar 2001 was Haemonetics' acquisition of manufacturing operations for the bottles in which plasma is collected (pictured on previous page). In September 2001, the Company relocated these operations to a Haemonetics facility in Pennsylvania to maximize manufacturing efficiency.

Haemonetics has a 50% share of the plasma collection market. Acquisition of smaller plasma collection centers by large plasma manufacturing companies, including Baxter (Haemonetics' competitor in the sale of automated plasma collection systems) has altered the market's competitive landscape; however, by enabling one-stop shopping for customers, Haemonetics is better positioned than ever to grow with this market.

PLASMA GROWTH OPPORTUNITY HIGHLIGHTS



PCS2 SYSTEM

- Filtered protocol to reduce white cell content, in Europe mid FY03 and in U.S. late FY03
- Improves competitive position



SOFTWARE APPLICATIONS

- New product offering within core sales area
- Leading software product
- Possible product applications in blood banking

MARKET OPPORTUNITY FOR SOFTWARE APPLICATIONS


Fifth Dimension / Haemonetics
5 million
Untapped Market —
15 million

This chart shows the market opportunity for Haemonetics data management software applications in plasma collection. Currently, most data management in plasma centers is done on manual or "home grown" systems. Software applications can help plasma collectors meet more stringent regulatory guidelines and increase donor management efficiency. There are only a few competitors in this largely untapped market.



Red Cell Collection — A Growing Market with Tremendous Potential

Red blood cells are used in the treatment of surgical, trauma, and other patients. Haemonetics' automated red cell collection technology allows blood collectors to obtain one to two transfusable doses of red cells from a single donor.

RED CELL DISPOSABLES BUSINESS

Haemonetics
$10.5 million

Competitor

Untapped
Market
$689 million

Market Range: $700 million
10 million procedures annually
(an estimated 25% of 40 million whole blood collections)

Competitor: Gambro BCT

FY02 disposable sales = $10.5 million
+40% at constant currency

Blood Flow Through the MCS®+ System



BOWL
WHOLE BLOOD
< FROM DONOR

1. Blood is collected from a donor and flows into a centrifuge bowl.



RED BLOOD CELLS
PLASMA

2. Blood is separated in the bowl into its components and red blood cells are collected in a bag.



TO DONOR >

3. Remaining blood components are returned to the donor.







The Gold Standard in Red Cell Collection and Processing

With 40 million manual collections per year, the opportunity to automate red cell collections is tremendous. Haemonetics invented automated red cell collection technology, was first to market with its MCS®+ 8150 system, and maintains a strong competitive advantage. Double red cell collection enables the collection of up to two units of red cells from one donor. Although this technology has been incorporated into the operations of many blood collectors, there remains tremendous growth potential for the product.

Haemonetics' revolutionary double red cell collection technology:

- increases availability of red cells, despite a shrinking donor pool;
- improves economics of blood collection by yielding more blood at lower cost; and
- helps blood collectors streamline operations.

Last year, Haemonetics received FDA clearance to incorporate a filtration protocol into its double red cell collections. The filtration process allows blood centers to remove potentially harmful white blood cells before transfusion to a patient; Haemonetics makes filtration easy and cost-effective.

Frozen blood inventories are becoming more common in the U.S. and abroad. Red cells stored in a liquid state have a shelf life of 42 days; frozen red cells can be stored for 10 years. Until Haemonetics introduced its ACP™ 215 automated cell processing system this year, previously frozen red cells had to be used within 24 hours of thawing. The ACP 215 system extends post-thaw shelf life to 14 days. It has been adopted by the U.S. military and large blood collection agencies to better manage frozen blood inventories.

Haemonetics continued its collaboration with V.I. Technologies, Inc. ("Vitex"), which is developing a pathogen inactivation system for red cells. The Vitex INACTINE™ system will improve transfusion safety by killing bacteria and viruses in red blood cells. Haemonetics has developed a procedure to remove the INACTINE compound from red cells after treatment. This system is expected to commence late stage clinical trials soon.

Haemonetics' existing products and those in development underscore the Company's commitment to increasing the availability and safety of blood. Given the continued need to accomplish this, the Company expects its red cell product line to be a key growth driver over the coming years.

RED CELL AND CELL PROCESSING GROWTH OPPORTUNITY HIGHLIGHTS


MCS+
14.2294

MCS+ 8150 SYSTEM

- Targets at least 25% of 40 million whole blood collections per year
- $700 million market
- First mover advantage
- Economic advantage to customers
- Increases blood supplies
- Filtration protocol drives revenue and margin while providing improved safety
- Agreement with large U.S. group purchasing organization
- Rapid sales growth



ACP 215 SYSTEM

- Improves logistics of frozen blood inventory management
- Contracts with U.S. military agencies and large U.S. blood collector
- No competition



PATHOGEN INACTIVATION

- Large market opportunity
- Improves safety of red cell transfusions

Our Board of Directors



Dr. Harvey Klein
Board Member since 1998. Currently Chief of the Dept. of Transfusion Medicine at the Warren Magnuson Clinical Center of the NIH and Past President, American Association of Blood Banks.

Dr. Yutaka Sakurada
Board Member since 1991. Currently Chairman and Chief Executive Officer of Haemonetics Japan.

Alicia R. Lopez
Clerk to the Board of Directors since 1990. General Counsel since 1988 and Senior Vice President since 1999.

(left to right — back row) James L. Peterson, Sir Stuart Burgess, Ronald Gelbman, N. Colin Lind, (left to right — front row) Dr. Yutaka Sakurada, Alicia R. Lopez, Dr. Harvey Klein, Donna C. E. Williamson. Benjamin L. Holmes is pictured below.

Sir Stuart Burgess
Chairman of the Board since 1998 and Member since 1992. Previously Regional Chairman of the British National Health Service and Chief Executive Officer of Amersham International plc.

James L. Peterson
Board Member since 1985. Since 1998, President and Chief Executive Officer. In 1994, President, International Operations and previously Vice President responsible for all international operations.

Donna C. E. Williamson
Board Member since 1993. Previously Managing Director and Senior Vice President, ABN Amro Private Equity and Corporate Vice President of Baxter International.

N. Colin Lind
Board Member since 1998. Currently Managing Director of Blum Capital Partners, L.P., a strategic investment firm.

Ronald Gelbman
Board Member since 2000. Previously Johnson and Johnson ("J&J") Executive Committee Member and J&J Worldwide Chairman, Health Systems & Diagnostics.

Benjamin L. Holmes
Board Member since 1998. Previously General Manager and Vice President, Hewlett-Packard Medical Products Group.



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 30, 2002. **Commission file number 1-10730**

HAEMONETICS CORPORATION

(Exact name of registrant as specified in its charter)

Massachusetts	**04-2882273**
(State of Incorporation)	(I.R.S. Employer Identification No.)

400 Wood Road, Braintree, Massachusetts 02184-9114
(781) 848-7100
(Address, including zip code, and telephone number, including area code, of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K. [X]

The aggregate market value of the voting stock held by non-affiliates of the registrant based on the closing sale price of April 19, 2002 was approximately $659,000,000

The number of shares of the registrant's common stock, $.01 par value, outstanding as of April 19, 2002 was 25,646,256.

Documents Incorporated By Reference

Part III incorporates information by reference from the definitive Proxy Statement for the Registrant's Annual Meeting to be held July 23, 2002.

TABLE OF CONTENTS

ITEM 1. BUSINESS

(a) General History of the Business

Haemonetics was founded in 1971 and became a publicly owned company for the first time in 1979. In August 1983, Haemonetics was acquired by American Hospital Supply Corporation ("AHS"). In connection with the acquisition of AHS by Baxter Travenol Laboratories, Inc. in 1985, Baxter Travenol divested Haemonetics in order to address antitrust concerns related to that acquisition. Haemonetics was purchased in December 1985 by investors that included James L. Peterson, the Company's present chief executive officer and president, E. I. du Pont de Nemours and Company ("Du Pont"), and other present and former employees of the Company. Haemonetics Corporation was incorporated in Massachusetts in 1985. In May 1991, the Company completed an Initial Public Offering, at which time Du Pont divested its entire interest in the Company. The terms "Haemonetics" and "the Company" as used herein include its subsidiaries and its predecessor where the context so requires.

Haemonetics is a pioneer and a market leader in the development and manufacture of technology to help ensure the blood supply is safe and that supplies are adequate. To that end, the Company is engaged in the manufacture of automated systems and single use disposables for the collection, processing, and surgical salvage of blood, as well as associated consumables and data management technology. Haemonetics developed its first automated system in 1971 and for the past 30 years has been driven to improve the safety and practice of transfusion medicine.

Haemonetics offers its customers: 1) surgical blood salvage systems, which are used before, during, and after surgery to collect a patient's own blood for reinfusion; 2) automated plasma collection systems that collect plasma, which is then generally processed into therapeutic pharmaceuticals; 3) automated platelet collection systems that enable the collection of a larger volume of platelets from a single donor, which are then generally given to cancer patients and others with bleeding disorders; 4) automated red cell collection systems, developed to maximize the volume of red cells that can be collected from a single donor, thus helping to alleviate blood shortages; and 5) cell processing systems that can be employed to freeze and thaw blood and to wash and remove foreign substances or solutions from blood.

Haemonetics' principal operations are in the U.S., Europe, and Japan. The Company's products are marketed in more than 50 countries around the world via a direct sales force as well as, in some instances, independent distributors.

Haemonetics has pursued a two-pronged growth strategy, focusing both on internal product development and on acquisitions of or alliances with companies that can provide Haemonetics with products that expand penetration of automated technologies or deepen offerings in existing markets. During fiscal 2002, Haemonetics continued its development of the automated double red cell market as well as the market for orthopedic surgical salvage. During the year, Haemonetics acquired Fifth Dimension Information Systems, Inc., a data management company improving the safety and efficiency of plasma collection; the Company also entered an alliance with Baxter International Inc. in order to offer an efficient, seamlessly integrated method of platelet pathogen inactivation to its customers.

Blood shortages and quality issues continue to be areas of great concern to health care providers around the world. Haemonetics is a leader in the development and commercialization of technology to address this problem; its mission is to provide innovative devices to advance the safety, quality, and availability of transfusion products for patients worldwide. The Company strives for continued market leadership and consistent growth in shareholder value, achieved through intense customer focus, a culture that demonstrates leadership and employee development at all levels, and a commitment to trust, quality, and innovation.

(b) Financial Information about Industry Segments

The Company manages its business on the basis of one operating segment: the design, manufacture and marketing of automated blood processing systems. Haemonetics' chief operating decision maker uses The financial consolidatedresults to make operating and strategic decisions. Manufacturing processes, as well as the regulatory environment in which the Company operates, are largely the same for all product lines.

The financial information required for the business segment is included herein in Note 10 of the financial statements, entitled SEGMENT, GEOGRAPHIC AND CUSTOMER INFORMATION.

(c) Narrative Description of the Business

Products

Haemonetics has developed and markets a variety of automated systems for the collection, processing, and surgical salvage of blood. Automated systems allow users to collect and process only the blood component(s) they target, enabling the collection of more of the targeted component(s) and the return of unneeded components to the donor. Haemonetics' systems consist of proprietary disposable sets that operate on the Company's specialized equipment. The Company's systems are used with more than 100 different sterile, single-use disposable products. Customers include hospitals, independent blood banks, commercial plasma centers and fractionators, and national health organizations in more than 50 countries.

All of the Company's products involve the extracorporeal processing of human blood, which comprises red blood cells, plasma, platelets, and white blood cells. The practice of modern medicine relies on treatment of patients with blood components, rather than whole blood. Component therapy is often necessary in cases of hereditary disorders (e.g., hemophilia); serious injury involving blood loss; major surgery (e.g., organ transplant or open heart surgery); and chemotherapy.

As a general policy, the Company places its own equipment at customers' sites, with contractual requirements that customers purchase a certain number of disposables in a predetermined time frame. Under this policy, Haemonetics may redeploy equipment should utilization be less than optimal. Cell processing equipment is most commonly sold outright.

Haemonetics' products address five important therapeutic markets for blood and blood components: surgical blood salvage, automated plasma collection, automated platelet collection, automated red cell collection, and cell processing.

Surgical Blood Salvage

Surgical blood salvage, also known as autologous blood transfusion, involves the rapid and safe collection of a patient's own blood before, during, and after surgery, for reinfusion to that patient. This process usually includes a washing and filtration procedure that removes unwanted substances from the blood prior to reinfusion. Haemonetics markets its surgical blood salvage products to hospital-based medical specialists, primarily cardiovascular, orthopedic, and trauma surgeons.

Loss of blood is common in open heart, trauma, transplant, vascular, and orthopedic procedures, and the need for the transfusion of oxygen-carrying red cells to make up for lost volume is common. Surgical blood salvage reduces or eliminates a patient's dependence on blood donated from others, which carries the risk of transmission of infectious agents, as well as the risk of severe transfusion reactions. Blood shortages and rising prices of blood components have also reinforced the benefits of this approach.

Haemonetics, which pioneered the first surgical salvage systems, offers to hospitals a range of products targeted to procedures that involve rapid and high blood loss as well as slower, lower volume blood loss orthopedic procedures. The Cell Saver® autologous blood recovery system can reduce a patient's dependence on homologous red cell transfusions (from donors) and enables the rapid "recycling" of blood to surgical patients losing volume quickly. The OrthoPAT® system was designed specifically for orthopedic surgery (including hip and knee replacements and spine surgery) in which the blood loss profile is less volume lost over a longer period of time, beginning during surgery and continuing post-operation. Use of the OrthoPAT® eliminates the need for predonation of the patient's own blood and helps streamline the practice of orthopedic surgery.

Automated Plasma Collection

Automated plasma collection technology allows for the safe and efficient collection of plasma, which is then further processed ("fractionated") by pharmaceutical companies into therapeutic and diagnostic products that aid in the treatment of: immune diseases, inherited coagulation disorders (e.g., hemophilia) and volume depletion (e.g. from trauma). The collected plasma is also used in the manufacture of vaccines and blood testing and quality control reagents.

Until automated plasma collection technology was introduced in the 1980s, plasma for fractionation was collected manually. Manual collection was time-consuming, labor-intensive, produced relatively poor yields, and posed risk to donors. Currently the vast majority of plasma collections worldwide are performed using automated collection systems because it is safe and cost-effective. Haemonetics markets its PCS®2 automated plasma collection systems to commercial, not-for-profit and governmental plasma collectors worldwide.

Haemonetics recently embarked upon a "total supply" growth strategy for its plasma business to encourage plasma collectors to source from Haemonetics the full range of equipment, disposables, consumables, and data management technology necessary to operate. To that end, in addition to providing its traditional line of plasma collection equipment and disposables, Haemonetics now offers plasma collection containers, I.V. solutions necessary for plasma collection and storage, and data management technology to automate plasma collectors' operations.

In fiscal 2002, Haemonetics acquired Fifth Dimension Information Systems, the leading provider of information management products and services for plasma collectors and fractionators. As a majority of plasma collectors currently use manual systems to track their donors and plasma collected, the market for such technology is relatively untapped. During fiscal 2002, Haemonetics relocated the manufacturing operations for its plasma collection containers from Compton, California, to its Leetsdale, Pennsylvania, facility. The move allows the Company to leverage facility capacity, employee skills, and technologies. Finally, the Japan Red Cross Society Blood Services Department approved Haemonetics' Superlite® system for automated plasma collection in fiscal 2002. The Superlite system is approximately 50% smaller than existing technology and is ideally suited for mobile blood drives, enabling Japanese blood centers to meet increasing plasma demands.

Automated Platelet Collection

Automated platelet collection systems allow for the collection of one or more therapeutic "doses" of platelets from a single donor. Platelets were traditionally derived through manual separation from whole blood donations; however, because platelets comprise only a very small portion of whole blood volume, a single unit of whole blood contains only one-sixth to one-eighth the quantity of platelets necessary for a single dose. Thus, "pooling" of platelets from six to eight donors was necessary to make a single therapeutically useful dose. The Haemonetics MCS®+ automated platelet collection system enables the collection of one to two doses from a single donor.

Platelet therapy is typically used to alleviate the side effects of bone marrow suppression, a condition in which bone marrow is unable to produce a sufficient quantity of platelets. Bone marrow suppression is most commonly a side effect of chemotherapy. The medical community has increasingly turned to "single donor" platelets (i.e., those collected via automation) for platelet therapy to minimize a patient's exposure to multiple donors and the blood-borne diseases that they could be carrying. From the five to six million units of platelets transfused annually, more than 50% are single donor platelets, and the remainder are pooled from multiple donors.

During fiscal 2002, Haemonetics entered into an agreement with Baxter International, Inc. that will enable Haemonetics to seamlessly integrate its platelet collection devices with the INTERCEPT Platelet System, which utilizes pathogen inactivation technology being jointly developed by Baxter and Cerus Corporation. The agreement gives Haemonetics access to Intersol solution, in which platelets must be stored in preparation for the inactivation of bacteria, viruses, and other pathogens. Once regulatory approval of the system is received, Haemonetics will be able to offer its worldwide platelet collection customers an easy and economical way to incorporate the INTERCEPT Platelet System into their operations, making pathogen inactivation more widely available to platelet transfusion recipients. Cerus anticipates European regulatory clearance during fiscal 2003, with U.S. and other clearances following over the next few years.

Automated Red Cell Collection

Automated red cell collection was pioneered by Haemonetics and allows for the safe and efficient collection of more red cells from a single donor. Traditionally, red cells have been derived from manual collection of whole blood, after which the components of whole blood were separated. However, this manual procedure involves time-consuming, manual secondary handling and processing in a back-room laboratory. Manual collection of whole blood can also produce a red cell "unit" of variable therapeutic content because the composition of whole blood varies by donor. Red cell shortages are a common problem plaguing the U.S. and other healthcare systems. Automated red cell collection helps blood centers to collect more red cells to meet this growing need.

Haemonetics' MCS®+ automated red cell collection system enables blood collectors to collect up to two "units" of red cells from a single donor while removing blood volume similar to that of a whole blood collection, thus assisting in the alleviation of blood shortages. Additionally, the MCS+ system automates the separation function, eliminating the need for most back-room laboratory processing. The MCS+ system also contains a protocol that allows blood banks to collect one unit of red cells and a "jumbo" (double) unit of plasma from a single donor. The MCS+ system also allows double red cell collections to be leukoreduced (removing potentially harmful white blood cells), a standard adopted in many countries worldwide; it is estimated that 80% of all red cells in the U.S. are now leukoreduced.

During fiscal 2002, blood shortages continued to abound and the potential donor population was limited further by the introduction of regulations intended to limit the spread of variant Creutzfeldt-Jakob Disease (the human form of "mad cow" disease). In October 2001, the American Red Cross adopted stricter donor deferral criteria based on time spent in the United Kingdom or rest of Europe. Similar deferral criteria will be adopted by the remainder of blood collectors in spring 2002. It is expected that these trends will continue to drive automated red cell growth.

After the events of September 11th, U.S. blood donors turned out in record numbers to donate blood, resulting in the collection of a surplus amount of blood. As a result, some centers slowed their collections of whole blood and of automated red cells temporarily. By the end of fiscal 2002, most blood centers had returned to normal operations.

Customer adoption of automated red cell collection in fiscal 2002 was aided by the signing of an agreement with Blood Centers of America ("BCA"), a group purchasing organization representing thirty U.S. blood collectors. The contract between Haemonetics and BCA is a multi-year agreement for three of Haemonetics' technologies: automated double red cell collection; automated double red cell collection with leukoreduction protocol; and plasma collection technology that allows centers to collect two units of plasma from a single donor.

In fiscal 2002 the American Red Cross ("ARC") delayed its further rollout of Haemonetics' double red cell collection technology due to increased FDA scrutiny of an ARC software information system upgrade that includes changes necessary to implement double red cell collection. Haemonetics expects that once the software upgrade is cleared, the ARC will continue to roll out double red cell collection at a moderated rate to ensure successful use of the technology in the current regulatory environment.

Haemonetics also submitted a 510(k) for FDA approval of the Chairside Separator® System during fiscal 2002. The Chairside Separator is a blood collection system that automates the whole blood collection process by drawing whole blood from a donor and separating it into its red cell and plasma components, not returning any components to the donor. This process eliminates the back-room laboratory separation process and also offers the benefit of automating much of the procedure documentation mandated by the FDA. This system will allow blood collection centers to reduce their laboratory handling cost and space requirements while also improving their regulatory compliance.

Cell Processing

Haemonetics' cell processing business is based on the Company's technology that enables users to add and remove solutions or other substances to and from blood components. One currently-marketed application of Haemonetics' cell processing technology is in the freezing and thawing of blood to enable blood banks to better manage their red cell inventory. Haemonetics is also collaborating with V.I. Technologies (NSDQ: VITX; "VITEX") in the area of pathogen inactivation of red cells.

Although it has been possible for some time to freeze red cells for up to ten years, the freezing and thawing processes took place in a manual, open-circuit system, which exposed red cells to the potential for bacterial contamination. Once cells were thawed, they had to be transfused within 24 hours. Haemonetics' ACP™ 215 automated cell processing system, which was cleared by the FDA in fiscal 2002, extends thawed cells' shelf life to 14 days by moving the freezing and thawing processes to an automated, closed-circuit technology. Following the events of September 11th, the U.S. military and the American Red Cross accelerated their deployment of Haemonetics' ACP 215 technology.

During fiscal 2002, Haemonetics also continued its collaboration with V.I. Technologies to develop a pathogen inactivation system for red blood cells. VITEX's Inactine® is an agent that will kill bacteria and viruses that could be transfused to a patient receiving a red cell transfusion. Haemonetics is developing technology to "wash" red blood cells to eliminate the Inactine agent following the pathogen inactivation process. VITEX is currently awaiting FDA clearance to proceed to Phase III clinical trials.

Revenue Detail

In the year ended March 30, 2002, sales of disposable products accounted for approximately 89.6% of net revenues. Sales of disposable products by the Company were 8.9% higher in 2002 than in 2001 (12.7% higher in 2002 than in 2001 with currency rates held constant) and grew at a compound average annual growth rate of 5.8% for the three years ended March 30, 2002, with currency rates held constant. Service and other miscellaneous revenues accounted for approximately 5.1% of the Company's net revenues during the year ended March 30, 2002.

Sales of equipment accounted for approximately 5.4% of net revenues in fiscal year 2002 and approximately 4.6% in fiscal year 2001, representing an increase of 25.5%. The 25.5% increase in equipment revenue is a result of increased sales of surgical machines and the new ACP™ 215 automated cell processing system domestically.

Marketing/Sales/Distribution

Haemonetics markets and sells its products to hospitals, blood systems and independent blood banks, commercial plasma collection centers, and national health organizations through its own direct sales force (including full-time sales representatives and clinical specialists) as well as independent distributors. Sales representatives target the primary decision-makers within each of those organizations.

In fiscal 2002, the Company announced that it had received for the second straight year the Omega NorthFace ScoreBoard Award for exemplary service to customers. This award is presented to the highest-ranked organizations based on customer ratings of firms' actual performance against customer expectations in areas such as phone support, on-site operations, technical services, and training.

United States

In the U.S., Haemonetics sells the majority of its products through its direct sales force. The Company has an exclusive distribution agreement with Zimmer for the sale and marketing of its OrthoPAT system within the U.S. In fiscal 2002, 38% of Haemonetics' consolidated net sales were generated through sales to customers in the U.S.

Outside the United States

Haemonetics also has a direct sales force in Europe and Asia, including full-time sales representatives and clinical specialists based in the United Kingdom, Germany, France, Sweden, the Netherlands, Italy, Austria, Hong Kong, Canada, Japan, Switzerland, Czech Republic, China, Taiwan, and Belgium. The Company uses various distributors to market its products in South America, the Middle East, and parts of Europe and the Far East.

Research and Development

The development of extracorporeal blood processing systems has required that Haemonetics maintain technical expertise in various engineering disciplines, including mechanical, electrical, software, biomedical, and materials. Innovations resulting from these various engineering efforts enable the Company to develop systems that are faster, smaller, and more user-friendly, or that incorporate additional features important to the Haemonetics customer base.

Haemonetics operates research and development centers in Switzerland, Japan, and the United States, so that protocol variations are incorporated to closely match local customer requirements. The Company's expenditures for research and development were $19.5 million, $19.0 million, and $14.9 million, for fiscal years 2002, 2001, and 2000, respectively. All research and development costs are expensed as incurred. The Company expects to continue to invest substantial resources in research and development.

Customer collaboration is an important part of Haemonetics' technical strength and competitive advantage. Since its inception, Haemonetics has built close working relationships with a significant number of transfusion experts around the world. This network of individuals provides the Company with ideas for new products, ways to improve existing products, new applications, enhanced protocols, and information about potential test sites, objective evaluations, and expert opinions regarding technical and performance issues.

Manufacturing

The Company's principal manufacturing operations (equipment, disposables, and solutions) reside in the Company's Braintree, Massachusetts; Leetsdale, Pennsylvania; Union, South Carolina; and Bothwell, Scotland, facilities.

In general, the Company's production activities occur in a controlled environment setting or "cleanroom" environment. Each step of the manufacturing and assembly process is quality checked, qualified, and validated. Critical process steps and materials are documented to ensure that every unit is produced consistently and meets performance requirements.

Some manufacturing of components is performed for the Company to the Company's specifications by outside contractors. The Company maintains important relationships with two Japanese manufacturers that provide finished sets in Singapore, Japan, and Thailand. Certain parts and components are purchased from various single sources. If it became necessary, the Company believes that, in most cases, alternative sources of supply could be identified and developed over a relatively short period of time. Nevertheless, an interruption in supply could temporarily interfere with production schedules and affect the Company's operations. All of the Company's equipment and disposable manufacturing sites are certified to the ISO 9000 standard and to the medical device directive allowing placement of the CE mark of conformity.

Each Haemonetics blood processing machine is designed in-house and assembled from components that are either manufactured by the Company or by others to the Company's specifications. Many critical mechanical assemblies are machined and fabricated utilizing the Company's own process control procedures. The completed instruments are programmed, calibrated, and tested to ensure compliance with the Company's engineering and quality assurance specifications. Inspection checks are conducted throughout the manufacturing process to verify proper assembly and functionality. When mechanical and electronic components are sourced from outside vendors, those vendors must meet detailed qualification requirements, and the components are subjected to focused incoming inspection programs. During fiscal year 2002, approximately 68% of the Company's newly manufactured equipment was manufactured internally by Haemonetics. The remainder was manufactured for the Company by an outside contractor.

Haemonetics has established a Customer Oriented Redesign for Excellence ("CORE") program, which is based on the tenets of Total Quality of Management ("TQM"). Goals of this program include: 1) improving customer satisfaction through top quality and on-time deliveries, 2) lowering production costs, and 3) optimizing inventories. In fiscal 2002, the Company saved $3.8 million through the CORE program, bringing total CORE savings to a cumulative total of $17.6 million over four years.

Patents

Haemonetics holds patents in the United States and abroad on some of its machines and disposables. These patents cover certain elements of its systems, including protocols employed in its equipment and certain aspects of its processing chambers and disposables. The Company considers its patents to be important but not indispensable to its business. To maintain its competitive position, the Company relies to a greater degree on the technical expertise and know-how of its personnel than on its patents. The Company pursues an active and formal program of invention disclosure and patent application in both the United States and abroad. The Company also owns various trademarks that have been registered in the United States and certain other countries.

The Company's policy is to file patent applications in the U.S. and foreign countries where rights are available and the Company believes it is commercially advantageous to do so. However, the standards for international protection of intellectual property vary widely. The Company cannot assure that pending patent applications will result in issued patents, that patents issued to or licensed by the Company will not be challenged or circumvented by competitors or that its patents will not be found to be invalid.

Competition

The markets for Haemonetics' products are developing and are highly competitive. Although Haemonetics competes directly with others, no one company competes with Haemonetics across its full line of products. The Company has established a record of innovation and market leadership in each of the areas in which it competes. In order to remain competitive, Haemonetics must continue to develop and acquire cost-effective new products and technologies. The Company believes that its ability to maintain a competitive advantage will continue to depend on a combination of factors, including its reputation; its regulatory approvals; its patents; its unpatented proprietary know-how in several technological areas; the quality, safety and cost effectiveness of its products; and continual and rigorous documentation of clinical performance.

Competition in the surgical blood salvage market, where the underlying technology among major competitors is similar, is based upon reliability, ease of use, service, support, and price. Haemonetics competes principally with Medtronic, Inc., Fresenius, and Sorin Biomedica.

In the area of automated plasma collection, the Company competes with Baxter International, Inc. on the basis of quality, ease of use, and technical features of systems, and on the long-term cost-effectiveness of equipment and disposables. To a much lesser degree, the Company's automated systems also compete with manual collection systems, which are less expensive, but are also slower, less efficient, and clinically riskier. Baxter has recently pursued a strategy of developing plasma collection sites and acquiring collection centers, which has had the effect of altering the competitive landscape. There can be no assurance that Baxter will not continue to acquire plasma collection centers, some of which may use Haemonetics collection technology.

In the automated platelet collection market, competition is based on continual performance improvement, as measured by the time and efficiency of component collection and the quality of the components collected. The Company's major competitors in this market are Gambro BCT and Baxter International, Inc. Each of these companies has taken a technological approach different from that of Haemonetics in the design of systems for the automated platelet collection market. In the platelet collection market, Haemonetics also competes with whole blood collections from which pooled platelets are derived. Single donor (automated collection) platelets constitute 50% of the platelet transfusion market; the remainder are pooled.

In the automated red cell collection market, Haemonetics pioneered automated collection. The Company competes with traditional methods of collecting and separating whole blood on the basis of total cost, process control, product quality, and inventory management. Additionally, it competes with Gambro BCT in certain automated red cell collection protocols. Less than 1% of red cells worldwide are collected via automation; the remainder are derived from whole blood collections.

In the cell processing market, competition is based on semi-automated, labor-intensive, open systems, which are weaker in GMP compliance. The Company's major competitor in this market is Gambro BCT.

The Company's technical staff is highly skilled, but many of its competitors have substantially greater financial resources and larger technical staffs at their disposal. There can be no assurance that such competitors will not direct substantial efforts and resources toward the development and marketing of products competitive with those of the Company.

Seasonality

Net revenues have historically been higher in the Company's third and fourth quarters, reflecting principally the seasonal buying patterns of the Company's customers.

Government Regulation

The products manufactured and marketed by the Company are subject to regulation by the Center of Biologics Evaluation and Research ("CBER") and the Center of Devices and Radiological Health ("CDRH") of the United States Food and Drug Administration ("FDA"), and other non-United States regulatory bodies.

All medical devices introduced to the United States market since 1976 are required by the FDA, as a condition of marketing, to secure either a 510(k) premarket notification clearance or an approved Premarket Approval Application ("PMA"). Intravenous ("IV") solutions marketed by the Company for use with its automated systems (blood anticoagulants and solutions for storage of red blood cells) require the Company to obtain from CBER an approved New Drug Application ("NDA") or Abbreviated New Drug Application ("ANDA"). A 510(k) premarket clearance indicates FDA's agreement with an applicant's determination that the product for which clearance has been sought is substantially equivalent to another legally marketed medical device. An approved PMA application indicates that the FDA has determined that the device has been proven, through the submission of clinical data and manufacturing information, to be safe and effective for its labeled indications. The process of obtaining a 510(k) clearance may take up to 24 months and involves the submission of clinical data and supporting information. The PMA process, which requires the submission of more significant quantities of clinical data and supporting information, may take even longer. The process of obtaining NDA approval for solutions is likely to take much longer than 510(k) or PMA device approvals, both because the FDA review process is more complicated, and because Haemonetics does not have significant experience and expertise in submitting NDAs.

The Company maintains customer complaint files, records all lot numbers of disposable products, and conducts periodic audits to assure compliance with FDA regulations. The Company places special emphasis on customer training and advises all customers that blood processing procedures should be undertaken only by qualified personnel.

The Company is also subject to regulation in the countries outside the United States in which it markets its products. Many of the regulations applicable to the Company's products in such countries are similar to those of the FDA. However, the national health or social security organizations of certain countries require the Company's products to be qualified by those countries before they can be marketed in those countries. Haemonetics has complied with these regulations and has obtained such qualifications.

Federal, state and foreign regulations regarding the manufacture and sale of products such as the Company's systems are subject to change. The Company cannot predict what impact, if any, such changes might have on its business.

Environmental Matters

The Company does not anticipate that compliance with federal, state, and local environmental protection laws presently in effect will have a material adverse impact upon the Company or will require any material capital expenditures. However, environmental laws, including those that regulate raw materials for medical grade plastics, are subject to change. The Company cannot predict what impact, if any, such changes might have on its business.

Employees

As of March 30, 2002, Haemonetics employed 1,498 persons assigned to the following functional areas: manufacturing, 786; sales and marketing, 214; general and administrative, 184; research and development, 133; and quality control and field service, 181. The Company considers its employee relations to be satisfactory.

(d) Financial Information about Foreign and Domestic Operations and Export Sales

The financial information required by this item is included herein in Note 10 of the financial statements, entitled SEGMENT, GEOGRAPHIC AND CUSTOMER INFORMATION.

Cautionary Statement

Statements contained in this report, as well as oral statements made by the Company that are prefaced with the words "may," "will," "expect," "anticipate," "continue," "estimate," "project," "intend," "designed," and similar expressions, are intended to identify forward looking statements regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, results of operations, and financial position. These statements are based on the Company's current expectations and estimates as to prospective events and circumstances about which the Company can give no firm assurance. Further, any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made. As it is not possible to predict every new factor that may emerge, forward-looking statements should not be relied upon as a prediction of actual future financial condition or results. These forward-looking statements, like any forward-looking statements, involve risks and uncertainties that could cause actual results to differ materially from those projected or unanticipated. Such risks and uncertainties include technological advances in the medical field and the Company's ability to successfully implement products that incorporate such advances, product demand and market acceptance of the Company's products, regulatory uncertainties, the effect of economic conditions, the impact of competitive products and pricing, foreign currency exchange rates, changes in customers' ordering patterns and the effect of uncertainties in markets outside the U.S. (including Europe and Asia) in which the Company operates. The foregoing list should not be construed as exhaustive.

ITEM 2. PROPERTIES

The Company owns its main facility, which is located on 14 acres in Braintree, Massachusetts. This facility is located in a light industrial park and was constructed in the 1970s. The building is approximately 180,000 square feet, of which 70,000 square feet are devoted to manufacturing and quality control operations, 35,000 square feet to warehousing, 65,000 square feet for administrative and research and development activities and 10,000 square feet available for expansion. See Note 4 to the financial statements for details of the Company's mortgage on its Braintree facility.

The Company leases an 81,850 square foot facility in Leetsdale, Pennsylvania. This facility is used for warehousing, distribution and manufacturing operations. Annual lease expense is $311,330 for this facility.

In April 1994, the Company purchased a facility in Bothwell, Scotland. The facility manufactures disposable components for European customers. The facility and related property were acquired at a cost of approximately $1,600,000. The facility is approximately 22,200 square feet. Manufacturing operations began in August 1994.

In August 1995, the Company purchased a facility in Union, South Carolina. This facility is used for the manufacture of sterile solutions to support the Company's blood bank (component therapy) and plasma businesses. The facility and land were acquired for a cost of $2,423,000. The facility is approximately 69,300 square feet.

In August 1997, the Company began leasing a 48,000 square foot facility in Avon, Massachusetts. This facility is used for warehousing and distribution of products. Annual lease expense for this facility is $269,016.

Effective January 2002, the Company acquired Fifth Dimension Information Systems Inc. and as part of the acquisition the Company assumed lease payments of $116,555 annually for 10,270 square feet of office space in Edmonton, Alberta, Canada.

The Company also leases sales, service and distribution facilities overseas in the United Kingdom, France, Sweden, Switzerland, The Netherlands, Germany, Japan, Hong Kong, Italy, Belgium, Austria, Taiwan, China and the Czech Republic to support the international business.

ITEM 3. LEGAL PROCEEDINGS

The Company is presently engaged in various legal actions, and although ultimate liability cannot be determined at the present time, the Company believes that any such liability will not materially affect the consolidated financial position of the Company or its results of operations.

The Company's products are relied upon by medical personnel in connection with the treatment of patients and the collection of blood from donors. In the event that patients or donors sustain injury or death in connection with their condition or treatment, the Company, along with others, may be sued, and whether or not the Company is ultimately determined to be liable, it may incur significant legal expenses. In addition, such litigation could damage the Company's reputation and, therefore, impair its ability to market its products and impair its ability to obtain professional or product liability insurance or cause the premiums for such insurances to increase. The Company carries product liability coverage. While management of the Company believes that the aggregate current coverage is sufficient, there can be no assurance that such coverage will be adequate to cover liabilities which may be incurred. Moreover, the Company may in the future be unable to obtain product and professional liability coverages in amounts and on terms that it finds acceptable, if at all.

In order to aggressively protect its intellectual property throughout the world, the Company has a program of patent disclosures and filings in markets where the Company does significant business. While management believes that its program is reasonable and adequate, the risk of loss is inherent in litigation as different legal systems offer different levels of protection to intellectual property, and it is still possible that even patented technologies may not be protected absolutely from infringement.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

Executive Officers of the Registrant

The information concerning the Company's Executive Officers is as follows. Executive officers are elected by and serve at the discretion of the Board of Directors of the Company.

ROBERT EBBELING joined Haemonetics in 1987 as Manager of Injection Molding and in December 1987 he became Manager, Molding and Lapping. In April 1988, Mr. Ebbeling was promoted to Manager, Bowls, Molding, and Lapping. In April 1989, he became Director, Disposables Manufacturing. In January 1994, Mr. Ebbeling was promoted to Vice President, US Disposables Manufacturing. In April 1995, he was named Vice President, Disposables Manufacturing. In August 1996, Mr. Ebbeling was promoted to Senior Vice President, Manufacturing. Prior to joining Haemonetics, Mr. Ebbeling was Vice President, Manufacturing, for Data Packaging Corporation, Somerset, Massachusetts.

THOMAS D. HEADLEY joined Haemonetics in September 2000 as Executive Vice President with responsibility for worldwide research and development. Prior to joining Haemonetics, Mr. Headley worked for Transfusion Technologies Corporation, which he founded with two other executives in 1994. While with Transfusion Technologies, Mr. Headley served as President and CEO from 1994 through 1999 and as Chairman of the Board from 1999 to 2000 when Haemonetics acquired the company. In addition, Mr. Headley worked at Haemonetics from 1975 until 1992. During that period, he held various positions including Director of R&D and QA, General Manager - Japan and Far East, and Director of the US Commercial Plasma Business.

JAMES L. PETERSON joined Haemonetics in 1980 as Director of European Operations. In 1982, he was promoted to Vice President and in 1988, to Executive Vice President. In 1994, Mr. Peterson was promoted to President, International Operations. In January 1998, Mr. Peterson was elected President and Chief Executive Officer by the Board of Directors. Prior to joining Haemonetics he was employed by Hewlett-Packard Company in various management positions. Mr. Peterson has been a member of Haemonetics' Board of Directors since 1985. In addition, Mr. Peterson serves on the Board of Trustees of the Joslin Diabetes Center and as Chairman of the Board of the Cambridge Chapter of the Center for Quality of Management.

RONALD J. RYAN joined Haemonetics in 1998 as Senior Vice President and Chief Financial Officer. Prior to joining Haemonetics Mr. Ryan was employed by Converse Inc., North Reading, Massachusetts, where his most recent position was Senior Vice President of Operations. Previously, Mr. Ryan was Senior Vice President of Finance and Administration and Chief Financial Officer. Prior to Converse Inc., Mr. Ryan was employed with Bristol-Myers Squibb as Vice President of Finance and Business Planning for the Europe, Middle East and Africa Division. Prior to Bristol-Myers Squibb, Mr. Ryan was Vice President of Planning and Control International at American Can Company.

TIMOTHY R. SURGENOR joined Haemonetics in January 2000 as Executive Vice President. He is responsible for business development, global business unit product development and marketing, quality assurance, and clinical and regulatory affairs. Prior to joining Haemonetics, Mr. Surgenor was President of Genzyme Tissue Repair, a publicly traded cell therapy division of Genzyme Corporation, Cambridge, Massachusetts, from 1995 until 1999. Prior to Genzyme, Mr. Surgenor was Executive Vice President and Chief Financial Officer of BioSurface Technology, Inc. and held various positions in operations at Integrated Genetics, Inc.

STEPHEN C. SWENSON joined Haemonetics in December 2000, as Executive Vice President responsible for the worldwide field organization, encompassing the sales and marketing teams for the United States, Europe, and Asia. Prior to joining Haemonetics, Mr. Swenson was President and CEO of Illuminis Corporation, an eHealth company that focused on internet communications for diagnostic medical images. Prior to this, he spent twenty years with the Hewlett-Packard Medical Group. His most recent responsibilities were Worldwide Marketing Manager and General Manager, North American Field Operations.

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Haemonetics' common stock is listed on the New York Stock Exchange under symbol HAE. The following table sets forth for the periods indicated the high and low sales prices of such common stock, which represent actual transactions as reported by the New York Stock Exchange.

	First Quarter	*Second Quarter*	*Third Quarter*	*Fourth Quarter*
Fiscal year ended March 30, 2002:				
Market price of Common Stock				
High	$34.30	$37.50	$41.87	$34.08
Low	$28.40	$28.80	$32.22	$26.43
Fiscal year ended March 31, 2001:				
Market price of Common Stock				
High	$25.19	$26.00	$31.94	$33.19
Low	$19.75	$20.63	$21.25	$27.10

There were approximately 430 holders of record of the Company's common stock as of April 19, 2002. The Company has never paid cash dividends on shares of its common stock and does not expect to pay cash dividends in the foreseeable future.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

Haemonetics Corporation and Subsidiaries
Five-Year Review
(in thousands, except share and employee data)

Summary of Operations	**2002**	**2001**	**2000**	**1999**	**1998**
Net revenues (a)	$319,969	$293,860	$280,612	$284,513	$285,762
Cost of goods sold	165,135	151,447	149,155	150,866	158,607 (b)
Gross profit	154,834	142,413	131,457	133,647	127,155
Operating expenses:					
Research and development	19,512	19,039	14,943	15,153	17,934
Selling, general and administrative	88,874	86,734	82,895	86,879	86,909
Non-recurring restructuring expense	—	—	—	—	15,900 (b)
Acquired research and development	10,000	18,606 (c)	2,871 (c)	—	—
Other unusual charges	—	4,614 (c)	10,305 (c)	—	—
Total operating expenses	118,386	128,993	111,014	102,032	120,743
Operating income	36,448	13,420	20,443	31,615	6,412
Other income (expense), net	2,057	3,906	3,254	969	(1,946)
Income from continuing operations before provision for income taxes	38,505	17,326	23,697	32,584	4,466
Provision for income taxes	10,782	10,090	8,471	11,405	3,865
Income from continuing operations before cumulative effect of a change in accounting principle	27,723	7,236	15,226	21,179	601
Income(loss) from discontinued operations	—	—	144	(102)	(25,373)
Cumulative effect of a change in accounting principle	2,304 (d)	—	—	—	—
Net income(loss)	$30,027	$7,236	$15,370	$21,077	($24,772)
Income(loss) per share:					
Basic	$ 1.15	$ 0.29	$ 0.59	$ 0.79	$ (0.93)
Diluted	$ 1.11	$ 0.28	$ 0.58	$ 0.78	$ (0.93)
Weighted average number of shares	26,214	25,299	26,087	26,744	26,537
Common stock equivalents	941	706	414	142	52
Weighted average number of common and common equivalent shares	27,155	26,005	26,501	26,886	26,589

Financial and Statistical Data:	**2002**	**2001**	**2000**	**1999**	**1998**
Working capital	$148,737	$139,717	$121,443	$162,188	$112,792
Current ratio	2.8	2.8	2.4	3.3	2.4
Property, plant and equipment, net	$84,877	$83,251	$81,608	$83,016	$84,219
Capital expenditures	$21,602	$16,146	$17,346	$22,466	$20,380
Depreciation and amortization	$25,616	$24,499	$24,906	$24,573	$22,861
Total assets	$364,921	$345,314	$334,760	$344,675	$326,749
Total debt	$72,143	$69,719	$74,202	$59,171	$71,054
Stockholders' equity	$236,824	$215,516	$202,815	$221,861	$194,655
Return on average equity	13.3%	3.5%	7.2%	10.1%	(11.8)%
Debt as a % of stockholders' equity	30.5%	32.3%	36.6%	26.7%	36.5%
Employees from continuing operations	1,498	1,357	1,328	1,329	1,396
Net revenues per employee from continuing operations	$214	$217	$211	$214	$205

(a) Revenues for 2000 and 1999 shown were restated to include additional shipping and handling revenue billed to customers in accordance with Emerging Issues Task Force (EITF) Issue 00-10, "Accounting for Shipping and Handling Fees and Costs" (EITF 00–10) which the Company adopted in the fourth quarter of fiscal 2001. Prior to the Company's adoption of EITF 00-10, amounts billed to customers for shipping and handling were netted against the related costs in cost of goods sold or S,G&A (see Note 2 to the consolidated financial statements for further discussion).

(b) $8.6 million of the $24.5 million restructuring charges recorded in 1998 has been reclassified to Cost of Goods Sold in accordance with Emerging Issues Task Force 96-09 "Classification of Inventory Markdowns and Other Costs Associated with a Restructuring."

(c) In September of fiscal 2001, the Company acquired Transfusion Technologies Corporation. As part of the acquisition the Company recognized $18.6 million in in-process research and development costs and $4.6 million in other unusual charges. Fiscal year 2000 was adjusted to include a $2.9 million charge for in-process research and development and $0.7 million for other unusual charges related to the acquisition of Transfusion Technologies Corporation (see Note 11 to the consolidated financial statements for further discussion). Also reflected in Other unusual charges was a write down of a sales-type lease with the Chinese government for $9.5 million (see Note 12 to the consolidated financial statements for further discussion).

(d) Effective April 1, 2001, the Company adopted SFAS 133, as amended, which resulted in the recognition of $2.3 million as a cumulative effect of a change in accounting principle, net of tax. This amount is the change in the fair value of forward contracts related to forward points, which the Company excludes from its assessment of hedge effectiveness (see Note 2 to the consolidated financial statements for further discussion).

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Continuing Operations

The table outlines the components of the consolidated statements of operations for continuing operations as a percentage of net revenues:

	Percentage of Net Revenues			Percentage Increase (Decrease)	
Years Ended	March 30, 2002	March 31, 2001	April 1, 2000	2002/01	2001/00
Net revenues	100.0%	100.0%	100.0%	8.9%	4.7%
Cost of goods sold	51.6	51.5	53.2	9.0	1.5
Gross profit	48.4	48.5	46.8	8.7	8.3
Operating expenses:					
Research and development	6.1	6.5	5.3	2.5	27.4
Selling, general and administrative	27.8	29.5	29.5	2.5	4.6
Acquired research and development	3.1	6.3	1.0	(46.3)	>100.0
Other unusual charges	----	1.6	3.7	(100.0)	(55.2)
Total operating expenses	37.0	43.9	39.5	(8.2)	16.2
Operating income	11.4	4.6	7.3	>100.0	(34.4)
Interest expense	(1.2)	(1.3)	(1.6)	4.8	(14.7)
Interest income	1.2	1.6	1.8	(15.2)	(8.0)
Other income, net	0.6	1.0	0.9	(32.1)	15.5
Income from continuing operations before provision for income taxes	12.0	5.9	8.4	>100.0	(26.9)
Provision for income taxes	3.3	3.4	3.0	6.9	19.1
Income from continuing operations before cumulative effect of a change in accounting principle	8.7	2.5	5.4	>100.0	(52.5)
Cumulative effect of a change in accounting principle, net of tax	0.7	----	----	100.0	----
Net income	9.4%	2.5%	5.4%	>100.0%	(52.5)%

2002 COMPARED TO 2001

Net Revenue Summary

By location	2002	2001	Percent Increase / (Decrease) As reported	Percent Increase / (Decrease) At constant currency
United States	$121,558	$96,557	25.9%	25.9%
International	198,411	197,303	0.6	6.5
Net revenues	$319,969	$293,860	8.9%	13.0%

By product type	2002	2001	Percent Increase / (Decrease) As reported	Percent Increase / (Decrease) At constant currency
Disposables	$286,637	$263,169	8.9%	12.7%
Misc. & service	16,292	17,116	(4.8)	2.8
Equipment	17,040	13,575	25.5	30.2
Net revenues	$319,969	$293,860	8.9%	13.0%

Disposable revenue by product line	2002	2001	Percent Increase / (Decrease) As reported	Percent Increase / (Decrease) At constant currency
Surgical	$65,521	$ 61,291	6.9%	10.9%
Blood bank	101,869	104,971	(3.0)	1.4
Red Cells	10,455	7,932	31.8	39.6
Plasma	108,792	88,975	22.3	24.8
Total disposables revenue	$ 286,637	$ 263,169	8.9%	12.7%

2002 COMPARED TO 2001

Net Revenues

Net revenues in 2002 increased 8.9% to $320.0 million from $293.9 million in 2001. With currency rates held constant, net revenues increased 13.0%.

Disposable sales increased 8.9% year over year at actual rates and with currency rates held constant, disposable sales increased 12.7%. Year over year constant currency disposable sales growth was a result of growth in worldwide Surgical (up 10.9%), worldwide Bloodbank (up 1.4%) worldwide Red Cell (up 39.6%), and worldwide Plasma sales (up 24.8%). The constant currency growth in the worldwide Surgical disposable sales is mainly attributed to volume increases of existing products in the European markets and the success of the Company's recently launched OrthoPAT® product in the U.S. orthopedic market. Worldwide Bloodbank disposable sales increased as compared to 2001 as a result of volume increases in platelet disposable sales in Japan and volume increases in the U.S. market resulting from the rollout of the ACP™ 215 automated cell processing system. The growth in worldwide Red Cell sales is attributed to volume increases in the U.S. and European markets. The growth of Red Cells was unfavorably impacted by the events of September 11, 2001 and by the delay in the further rollout of the double Red Cell technology by the American Red Cross ("ARC"). The ARC is awaiting approval from the Food and Drug Administration on software information system changes and standard operating procedure upgrades necessary to expand its red cell program beyond its four current sites. The growth in worldwide Plasma disposables sales is attributed to volume increases of products sold in the U.S. due to the continued upturn in plasma collections as demand for source plasma outpaces supply. Of the 24.8% constant currency Plasma growth, approximately 8.8% of it was due to sales of bottles resulting from the Company's acquisition of the plasma container business in the fourth quarter of last year and from the sales of Haemonetics brand anticoagulant solution introduced to the Company's Plasma product line last year. The Company expects Plasma growth to moderate in fiscal 2003 due to slower growth in plasma collections as well as the effects of industry consolidation, which will result in the loss of one plasma customer.

At actual rates, sales of disposable products, excluding service and other miscellaneous revenue, accounted for approximately 89.6% of net revenues for both fiscal year 2002 and 2001. Constant currency sales of disposable products, excluding service and other miscellaneous revenue, accounted for approximately 89.5% and 89.7% of net revenues for fiscal year 2002 and 2001, respectively.

Service revenue generated from equipment repairs performed under preventive maintenance contracts or emergency service billings and miscellaneous revenues, including software revenue from the Company's newly acquired software company, Fifth Dimension, accounted for 5.1% and 5.9% of the Company's net revenues, at actual rates, for fiscal year 2002 and 2001, respectively. At constant currency, these sales accounted for 5.1% and 5.6% of the Company's net revenues for fiscal year 2002 and 2001, respectively.

Equipment revenues increased 25.5% from $13.6 million in fiscal 2001 at actual rates and increased 30.2% year over year with currency rates held constant. The 30.2% constant currency increase is attributable to sales of surgical machines and the new ACP 215 system domestically.

At actual rates, international sales as reported accounted for approximately 62.0% and 67.2% of net revenues for fiscal 2002 and 2001, respectively. As in the U.S., sales outside the U.S. are susceptible to risks and uncertainties from regulatory changes, the Company's ability to forecast product demand and market acceptance of the Company's products, changes in economic conditions, the impact of competitive products and pricing and changes in health care policy and the events of September 11, 2001 and their aftermath.

Gross profit

Gross profit of $154.8 million in fiscal 2002 increased $12.4 million from $142.4 million in fiscal 2001. With currency rates held constant, gross profit increased by 15.9%, or $21.5 million, but decreased as a percentage of sales by 1.2%. The $21.5 million constant currency gross profit increase from fiscal 2001 was a result of higher manufacturing volumes and cost reductions.

In 1998, the Company initiated the Customer Oriented Redesign for Excellence ("CORE") Program to increase operational effectiveness and improve all aspects of customer service. The CORE Program is based on Total Quality of Management, ("TQM") principals, and the program aims to increase the efficiency and the quality of processes and products, and to improve the quality of management at Haemonetics. For fiscal 2002, the CORE program has generated $3.8 million of cost savings benefiting the Company's gross profit from initiatives to lower product costs by automating and redesigning the way certain products are made so that less material and labor is needed and by negotiating lower material prices with vendors.

Expenses

The Company expended $19.5 million, 6.1% of net revenues, on research and development for 2002 and $19.0 million, 6.5% of net revenues, for 2001. At constant currency rates, research and development as a percentage of sales decreased 0.2% from 2001 to 2002.

Selling, general and administrative expenses increased $2.2 million from $86.7 million in fiscal 2001 to $88.9 million in fiscal 2002. At constant currency rates, selling, general and administrative expenses increased $7.1

million, however decreased as a percent of net revenues by 0.8% to 28.0% due to the Company's higher sales. The higher sales and increased spending behind the Company's new product sales and marketing activities contributed to the dollar increase in selling, general and administrative dollars.

Acquired Research and Development

Pathogen Inactivation Technology

In the third quarter of fiscal 2002, the Company paid $10.0 million to acquire the right to integrate a new pathogen inactivation technology into its platelet collection devices after the technology receives regulatory approval. Baxter and Cerus are currently developing the technology. Cerus anticipates European regulatory clearance during fiscal 2003, with U.S. and other clearances following over the next few years.

Transfusion Technologies

Upon consummation of the acquisition of Transfusion Technologies Corporation ("Transfusion") in the second quarter of fiscal 2001, the Company incurred costs representing the value of the research and development projects. Included in the purchase price allocation for the acquisition of Transfusion was an aggregate amount of purchased in-process research and development ("IPR&D") of $21.5 million, $2.9 million of which is reflected in the restatement of fiscal year 2000 relative to Haemonetics' original 19.8% investment. The values represent purchased in-process technology that had not yet reached technical feasibility and had no alternative future use. Accordingly, the amounts were immediately expensed in the consolidated statement of operations as acquired research and development (see Note 11 in the audited consolidated financial statements for further discussion of the acquisition and IPR&D charges).

A brief description of the IPR&D projects related to the acquisition of Transfusion, including their estimated stage of completion and associated discount rates is outlined below.

Chairside Separator ("CSS"). The CSS is a portable, automated device used for the donor-side collection and processing of a single unit of whole blood into a unit of Red Cell concentrate and plasma. The system is designed for use in a blood center, hospital, or mobile blood drive location and can be powered either through a standard AC outlet or by DC battery packs. At the time of the acquisition, Haemonetics estimated that the CSS project was 95% complete and that product sales would commence by the fourth quarter of fiscal 2002. The IPR&D value assigned to the CSS was $17.6 million. A discount rate of 33% was employed in the analysis.

The Company now considers the CSS project 100% complete, having completed the clinical safety study on July 13, 2001 and submission of the 510(k) to the Food and Drug Administration ("FDA") on September 21, 2001. Product sales will commence upon approval by the FDA which could be one year, or greater, from the submission date.

Red Cell Collector ("RCC"). The RCC is a portable, automated device used for the collection and processing of two units of red blood cells from donors. The system collects and automatically anticoagulates the whole blood while separating it into red blood cells and plasma. The plasma and 500 ml of saline is then re-infused back to the donor. The system is designed for use in a blood center, hospital, or mobile blood drive location and can be powered either through a standard AC outlet or by DC battery packs. At the time of the acquisition, Haemonetics estimated that the RCC project was 65% complete and that product sales would commence by the second quarter 2003. The IPR&D value assigned to the RCC was $3.9 million. A discount rate of 33% was employed in the analysis.

As of March 30, 2002, the estimated percent completion of the RCC project is 71%. The expected date that product sales will commence is fiscal year 2004. Estimates for cost of sales, S,G&A costs and income tax rates relative to the RCC project remain unchanged. Significant design, software programming, disposable set development and sourcing requirements are still to be completed. In addition, clinical trials will be conducted prior to submission of a 510(k) to the FDA. The estimated cost to be incurred to develop the purchased in-process RCC technology into a commercially viable product is $1.9 million in fiscal 2003 and $1.0 million in fiscal 2004.

Other Unusual Charges

Unusual charges expensed as a result of the acquisition of Transfusion amounted to $4.6 million and included $2.8 million in bonuses paid to key Transfusion executives hired by Haemonetics and severance to employees laid off due to overlaps created by the merger, a $0.5 million write-off of an investment in fluid warming technology which Haemonetics decided not to pursue in lieu of the technologies acquired in the merger, and the adjustment required to modify the 19.8% investment of Transfusion by Haemonetics in November of fiscal year 2000 from the cost method to the equity method of accounting as required by generally accepted accounting principles. To affect this change, the historic cost of the 19.8% investment made by Haemonetics was written down by its 19.8% share of the monthly losses incurred by Transfusion from November 1999. The charge to the statement of operations related to this cost to equity adjustment was $1.3 million for the year ended March 31, 2001.

Operating Income

Operating income for 2002, as a percentage of net revenues, increased 6.8 percentage points to 11.4% in fiscal 2002 from 4.6% in fiscal 2001. At constant currency rates, operating income increased by $26.5 million. The $26.5 million increase in operating income resulted largely from the $21.5 million of constant currency improvements in gross profit year over year, $13.3 million in decreased acquired research and development and unusual charges in fiscal 2002 as compared to fiscal 2001 offset by increases in the current year in selling, general and administrative expenses.

Foreign Exchange

The Company generates 62% of its revenues outside the U.S. in foreign currencies. As such, the Company uses a combination of business and financial tools comprised of various natural hedges (offsetting exposures from local production costs and operating expenses) and forward contracts to hedge its balance sheet and P&L exposures. Hedging through the use of forward contracts does not eliminate the volatility of foreign exchange rates, but because the Company generally enters into forward contracts one year out, rates are fixed for a one-year period, thereby facilitating financial planning and resource allocation.

The Company computes a composite rate index for purposes of measuring, comparatively, the change in foreign currency hedge spot rates from the hedge spot rates of the corresponding period in the prior year. The relative value of currencies in the index corresponds to the value of sales in those currencies. The composite was set at 1.00 based upon the weighted rates at March 31, 1997.

For fiscal year 2001, the indexed hedge rates were 9.1% more favorable than those in fiscal 2000. For fiscal 2002, the indexed hedge spot rates were 2.0% less favorable than those in year 2001; and for fiscal year 2003, the indexed hedge spot rates are 9.5% less favorable than those in fiscal 2002. These indexed hedge rates represent the change in spot value (value on the day the hedge contract is undertaken) of the Haemonetics specific hedge rate index. These indexed hedge rates impact sales in the Company's financial statements. The final impact of currency fluctuations on the results of operations is dependent on the local currency amounts hedged and the actual local currency results.

		Composite Index Hedge Spot Rates	Favorable / (Unfavorable) Change vs Prior Year
FY1999	Q1	0.98	(9.4%)
	Q2	1.06	(13.4%)
	Q3	1.03	(5.9%)
	Q4	1.05	(7.4%)
1999 Total		1.03	(9.1%)
FY2000	Q1	1.10	(10.8%)
	Q2	1.09	(2.8%)
	Q3	1.04	(0.6%)
	Q4	1.07	(1.0%)
2000 Total		1.07	(3.9%)
FY2001	Q1	1.04	5.4%
	Q2	1.00	8.2%
	Q3	0.92	12.9%
	Q4	0.97	10.2%
2001 Total		0.98	9.1%
FY2002	Q1	0.99	5.2%
	Q2	0.97	3.3%
	Q3	1.01	(8.6%)
	Q4	1.05	(7.5%)
2002 Total		1.00	(2.0%)
FY2003	Q1	1.09	(8.9%)
	Q2	1.08	(10.3%)
	Q3	1.10	(8.1%)
	Q4	1.17	(11.0%)
2003 Total		1.11	(9.5%)

Other Income, Net

Interest expense for 2002 was relatively flat as compared to 2001. As nearly 100% of the Company's long-term debt is at fixed rates, the Company has not benefited from lower interest rates in the marketplace. Interest income decreased $0.7 million from 2001 to 2002, due primarily to the continuing trend of customer preference for, and the Company's policy of moving toward placing on loan Company-owned equipment versus selling it under long-term sales-type leases. Investment income was relatively flat from 2001 to 2002, as lower interest rates have offset the benefit from higher average cash and available-for-sale investment balances. Including the cumulative effect of accounting change of $3.2 million related to the adoption of SFAS 133, as amended, other income net increased $2.2 million, due to the reduction of foreign exchange transaction losses and to the reduction of amortization expense as a result of the Company's adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," effective April 1, 2001 which required that the Company cease amortization of goodwill.

Taxes

The Company utilizes the asset and liability method of accounting for income taxes, as set forth in SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires deferred tax liabilities and assets to be recognized for the expected future tax consequences of temporary differences between the tax and financial reporting basis for assets and liabilities, utilizing currently enacted tax rates. The effect of any tax rate changes is recognized in the period in which the change occurs.

The Company does not provide a U.S. tax provision on its foreign subsidiaries' undistributed earnings as they are deemed to be permanently reinvested outside the U.S. Non-US income taxes are provided on the foreign subsidiaries' undistributed earnings and upon repatriation, the Company provides the appropriate U.S. tax provision on these earnings.

The income tax provision, as a percentage of pretax income, was 28.0% for 2002, down from 58.2% in 2001. Excluding the non-deductible charges in connection with Transfusion Technologies' acquisition, the Company's effective tax rate was 27% in 2001.

The decrease in tax expense from the federal statutory to the Company's effective tax rate is primarily attributable to the Foreign Sales Corporation and the Extraterritorial Income Exclusion and differences between U.S. and foreign statutory rates.

Cumulative Effect of Accounting Change, Net of Tax

In accordance with Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133," the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133," (collectively, SFAS No. 133, as amended) effective, April 1, 2001, the beginning of the Company's 2002 fiscal year. As required, these standards were adopted as a change in accounting principle and accordingly, the effect at adoption of $3.2 million was shown net of taxes of $0.9 million as a cumulative effect of a change in accounting principle on the face of the consolidated statements of operations in the year ended March 30, 2002.

Net Income

Net income for fiscal 2002, as a percentage of net revenues, increased 6.9 percentage points to 9.4% in fiscal 2002 from 2.5% in fiscal 2001. On a per share basis, assuming dilution, net income grew significantly from $0.28 in fiscal 2001 to $1.11 in fiscal 2002. Excluding the effects of the $7.2 million net of tax in acquired research and development in fiscal 2002 and the aggregate effect of the $22.3 million net of tax of unusual charges and acquired research and development in fiscal 2001, earnings per share, assuming dilution grew 20.2% from $1.14 in fiscal 2001 to $1.37 in fiscal 2002.

2001 COMPARED TO 2000

Net Revenue Summary

By location	2001	2000	Percent Increase / Decrease) As reported	At constant currency
United States	$96,557	$ 90,986	6.1%	6.1%
International	197,303	189,626	4.0	0.9
Net revenues	$293,860	$ 280,612	4.7%	2.6%

By product type	2001	2000	Percent Increase / (Decrease) As reported	At constant currency
Disposables	$263,169	$ 250,419	5.1%	2.1%
Misc. & service	17,116	15,002	14.1	20.0
Equipment	13,575	15,191	(10.6)	(7.1)
Net revenues	$293,860	$ 280,612	4.7%	2.6%

Disposable revenue by product line	2001	2000	Percent Increase / (Decrease) As reported	At constant currency
Surgical	$ 61,291	$ 58,970	3.9%	4.6%
Blood bank	104,971	100,500	4.4	(1.5)
Red Cells	7,932	6,201	27.9	34.3
Plasma	88,975	84,748	5.0	2.5
Total disposables revenue	$263,169	$ 250,419	5.1%	2.1%

Net Revenues

Net revenues in 2001 increased 4.7% to $293.9 million from $280.6 million in 2000. With currency rates held constant, net revenues increased 2.6%.

Disposable sales increased 5.1% year over year at actual rates. With currency rates held constant, disposable sales increased 2.1%. Year over year constant currency disposable sales growth was a result of growth in worldwide Red Cell sales of 34.3%, worldwide Surgical sales of 4.6% and worldwide Plasma sales of 2.5%. The increase in worldwide Red Cell sales is attributable to volume increases in both the U.S. and Europe as the rollout of this new technology in these markets continues to gain strength. The growth in worldwide surgical disposable sales is mainly attributed to volume increase and the mix effect of products sold in the U.S. and Japan markets. The Company views the increasing prices of Red cells around the world and the favorable autotransfusion economics its Surgical product offerings deliver, as factors contributing to the volume increases. The increase in Plasma disposable sales is primarily attributable to the acquisition of the new plasma collection bottle and the addition of the newly approved anticoagulant to the plasma product line in the U.S. market.

Constant currency sales of disposable products, excluding service and other miscellaneous revenue, accounted for approximately 89% and 90% of net revenues for fiscal year 2001and 2000, respectively.

Service revenue generated from equipment repairs performed under preventive maintenance contracts or emergency service billings and miscellaneous revenues accounted for 6.0% and 5.1% of the Company's net revenues, at constant currency, for fiscal year 2001 and 2000, respectively.

Equipment revenues decreased 10.6% from $15.2 million in fiscal 2000 at actual rates and decreased 7.1% year over year with currency rates held constant. The 7.1% decrease was a result of lower equipment revenues in the surgical and plasma product lines, mainly in the U.S., and in Asia due to a large equipment sale in the prior year. The overall decrease in revenue recognized on equipment shipments represents a continuing trend of customer preference for, and the Company's policy of, moving toward placing on loan Company-owned equipment versus selling it under long-term, sales-type leases. Reasons for customer preference vary significantly but include the customers' preference to be relieved from certain risks of ownership, particularly the equipment's economic useful life and technological obsolescence. From the Company's point of view, placing Company-owned equipment versus selling it, allows the Company to better track the location and the utilization of the equipment.

International sales as reported accounted for approximately 67.1% and 67.6% of net revenues for fiscal 2001 and 2000, respectively. As in the U.S., sales outside the U.S. are susceptible to risks and uncertainties from regulatory changes, the Company's ability to forecast product demand and market acceptance of the Company's products, changes in economic conditions, the impact of competitive products and pricing and changes in health care policy.

Gross profit

Gross profit of $142.4 million in fiscal 2001 increased $10.9 million from $131.5 million in fiscal 2000. With currency rates held constant, gross profit increased by 1.3%, or $1.8 million, but decreased as a percentage of sales by 0.5%. The $1.8 million constant currency gross profit increase from fiscal 2000 was a result of higher sales and reflected cost savings of approximately $2.4 million from the Company's Customer Oriented Redesign for Excellence ("CORE") Program. In 1998, the Company initiated the CORE Program to increase operational effectiveness and improve all aspects of customer service. The CORE Program is based on Total Quality of Management ("TQM") principals, and the program aims to increase the efficiency and the quality of processes and products, and to improve the quality of management at Haemonetics. The $2.4 million in savings for 2001 resulted from lower product costs achieved by automation and redesigning the way certain products are made to use less material and labor and by negotiating lower material prices with vendors. These savings were partially offset by increases in other product costs.

Expenses

The Company expended $19.0 million, 6.5% of net revenues, on research and development for 2001 and $14.9 million, 5.3% of net revenues, for 2000. With currency rates held constant, research and development spending increased by 27.4%, or $4.1 million from fiscal 2000 to 2001. The increase in research and development spending is in line with the Company's objective to reinvest available funds into new product development and new product selling and marketing activities in order to fuel future top line growth.

Selling, general and administrative expenses increased $3.8 million from $82.9 million in fiscal 2000 to $86.7 million in fiscal 2001. At constant currency rates, selling, general and administrative expenses increased as a percent of net revenues by 0.6% to 29.7%. Offsetting increases in spending related to the Company's new product selling and marketing activities, were cost savings of approximately $1.0 million from the Company's CORE Program. The $1.0 million savings for 2001 was due to reductions in distribution-related selling, general and administrative expenses. More specifically, distribution savings were generated by lowering freight costs and the move of the Company's European distribution center from the Netherlands to Germany.

Acquired Research and Development

Transfusion Technologies

Upon consummation of the Transfusion acquisition in the second quarter of fiscal 2001, the Company incurred costs representing the value of the research and development projects. Included in the purchase price allocation for the acquisition of Transfusion was an aggregate amount of purchased in-process research and development ("IPR&D") of $21.5 million, $2.9 million of which is reflected in the restatement of fiscal year 2000 relative to Haemonetics' original 19.8% investment and $18.6 million of which is reflected in consolidated statement of operations for the year ended March 31, 2001. The values represent purchased in-process technology that had not yet reached technical feasibility and had no alternative future use. Accordingly, the amounts were immediately expensed in the consolidated statement of operations as acquired research and development (see Note 11 in the audited consolidated financial statements for further discussion of the acquisition and IPR&D charges).

A brief description of the IPR&D projects related to the acquisition of Transfusion, including their estimated stage of completion and associated discount rates is outlined below.

Chairside Separator ("CSS"). The CSS is a portable, automated device used for the donor-side collection and processing of a single unit of whole blood into a unit of Red Cell concentrate and plasma. The system is designed for use in a blood center, hospital, or mobile blood drive location and can be powered either through a standard AC outlet or by DC battery packs. At the time of the acquisition, Haemonetics estimated that the CSS project was 95% complete and that product sales would commence by the fourth quarter of fiscal 2002. The IPR&D value assigned to the CSS was $17.6 million. A discount rate of 33% was employed in the analysis.

As of the fourth quarter ending March 31,2001, the Company estimates that the CSS project is 98% complete with only the clinical safety study remaining to be completed prior to submission of the 510(k) to the FDA, which is anticipated in the second quarter of fiscal 2002. Product sales will commence upon approval by the FDA which could be one year, or greater, from submission date. The estimated cost to complete the final clinical trials is approximately $100,000 and will be incurred in the first quarter and second quarters of fiscal 2002.

Red Cell Collector ("RCC"). The RCC is a portable, automated device used for the collection and processing of two units of red blood cells from donors. The system collects and automatically anticoagulates the whole blood while separating it into red blood cells and plasma. The plasma and 500 ml of saline is then re-infused back to the donor. The system is designed for use in a blood center, hospital, or mobile blood drive location and can be powered either through a standard AC outlet or by DC battery packs. At the time of the acquisition, Haemonetics estimated that the RCC project was 65% complete and that product sales would commence by the second quarter 2003. The IPR&D value assigned to the RCC was $3.9 million. A discount rate of 33% was employed in the analysis.

As of the fourth quarter ending March 31, 2001, the Company's estimate of percent completion remained unchanged from prior estimates of 65%. As such, the expected date that product sales will commence is fiscal 2004. All other estimates for cost of sales, S, G&A costs and income tax rates relative to the RCC project are unchanged from original estimates with the exception of timing. Significant design, software programming, disposable set development and sourcing requirements are still to be completed. In addition, clinical trials will be conducted prior to submission of a 510(k) to the FDA. The estimated cost to be incurred to develop the purchased in-process RCC technology into a commercially viable product is approximately $1.6 million in fiscal 2002, $2.1 million in fiscal 2003 and $2.5 million in fiscal 2004.

Other Unusual Charges

a) Relating to the acquisition of Transfusion Technologies

Unusual charges expensed in the twelve months ended March 31, 2001, as a result of the acquisition of Transfusion amounted to $4.6 million. These charges included $2.8 million in bonuses paid to key Transfusion executives hired by Haemonetics and severance to Haemonetics employees laid off due to overlaps created by the merger, a $0.5 million write-off of an investment in technology which Haemonetics decided not to pursue in lieu of the technologies acquired in the merger, and the adjustment required to modify the 19.8% investment of Transfusion by Haemonetics in November of fiscal year 2000 from the cost method to the equity method of accounting as required by generally accepted accounting principles. To effect this change, the historic cost of the 19.8% investment made by Haemonetics' was written down by its 19.8% share of the losses incurred by Transfusion Technologies from November of fiscal year 2000 through the date of acquisition of the remaining 80.2%. The charge to the consolidated statement of operations related to this cost to equity adjustment was $1.3 million in fiscal year 2001 and $0.7 million in fiscal 2000.

b) Other

Beginning in fiscal year 1997, the Company placed approximately 1,200 plasma collection machines in China under a sales-type lease contract with a local distributor. The sales-type lease contract included minimum annual disposable products use commitments per machine under contract and included a ramp-up period. In March of 2000, the Company reassessed its ability to realize the full value of the sales-type lease as originally recorded given that the ramp up in disposable purchases expected had not materialized. In the Company's opinion two main factors or market conditions contributed to the distributor's failure to meet its disposable purchase commitments. Although the Chinese government passed an executive order in 1998 making manual plasma collection unlawful, government authorities failed to enforce the order and manual plasma collection, which is much less costly for the collector, continues for a large percentage of total plasma collections. Secondly, the availability of, and lack of enforcement against, unauthorized local copies of disposable products at a lower cost, significantly impacted purchases from foreign suppliers, including Haemonetics.

Given the change in market conditions, a reassessment of the contract was performed with a new estimate of future disposable purchases and related cash flows considering the reduced percentage of the market willing to use automated collection with foreign manufactured products and because of pricing concessions extended to the local distributor by Haemonetics. Based on the reassessment, the Company wrote down the investment in sales type leases by $9.5 million during the fourth quarter of fiscal year 2000 and reflected this as an unusual charge on its consolidated statement of operations.

Operating Income

Operating income for 2001, as a percentage of net revenues, decreased 2.7 percentage points to 4.6% in fiscal 2001 from 7.3% in fiscal 2000. At constant currency rates, operating income decreased 16.5% from fiscal 2000 or by $16.0 million. The $16.0 million decrease in operating income resulted largely from the $19.6 million year over year increase in combined IPR&D and other unusual items related to the acquisition of Transfusion Technologies and $7.7 million in combined increases in operating expenses for investments in R&D and new product selling and marketing programs offset by the non-recurrence of the $9.5 million write-down of the sales-type lease in China in fiscal 2000 and the $1.8 million increase in gross profit at constant currency rates.

Other Income, net

Interest expense decreased $0.6 million during fiscal 2001 as compared to fiscal 2000 due to a reduction in the average outstanding borrowings and lower interest rates. Interest income decreased $0.4 million for 2001 compared to fiscal 2000. Other income, net increased $0.4 million due to increases in income earned from points on forward contracts, which was partially offset by an increase in foreign exchange transaction losses. Points on forward contracts are amounts, either paid or earned, based on the interest rate differential between two foreign currencies in a forward hedge contract.

Taxes

The provision for income taxes, as a percentage of pretax income, was 58.2% for 2001, up from 35.7% in 2000. Before the effect of non-deductible charges in connection with the acquisition of Transfusion Technologies, the Company's effective tax rate was 27% for 2001, down from 31% in 2000. The decrease in the effective tax rate from

31% was primarily attributable to maximizing tax benefits on funds repatriated and increased export benefits generated by the Company's Foreign Sales Corporation.

Net Income

Net income for fiscal 2001, as a percentage of net revenues, decreased 2.9 percentage points to 2.5% in fiscal 2001 from 5.4% in fiscal 2000. On a per share basis, assuming dilution, net income decreased from $0.58 in fiscal 2000 to $0.28 in fiscal 2001. Excluding the aggregate unusual charges and acquired research and development recorded in fiscal 2001 and fiscal 2000 of $22.3 million net of tax and $10.2 million net of tax, respectively, earnings per share, assuming dilution grew 17.6% from $0.97 in fiscal 2000 to $1.14 in fiscal 2001.

CRITICAL ACCOUNTING POLICIES

Financial Reporting Release No. 60, which was recently published by the SEC, recommends that all companies include a discussion of critical accounting policies used in the preparation of their financial statements. The Company's significant accounting policies are summarized in Note 2 of its financial statements. While all these significant accounting policies impact its financial condition and results of operations, the Company views certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on the Company's financial statements and require management to use a greater degree of judgment and/or estimates. Actual results may differ from those estimates.

The Company believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause a material effect on the Company's consolidated results of operations, financial position or liquidity for the periods presented in this report.

The accounting policies identified as critical are as follows:

Revenue Recognition

The Company recognizes revenues in accordance with generally accepted accounting principles as outlined in SAB No. 101 which requires that four basic criteria be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists, (2) product delivery, including customer acceptance, has occurred or services have been rendered, (3) the price is fixed or determinable and (4) collectibility is reasonably assured. The Company believes that its revenue recognition policy is critical because revenue is a very significant component of its results of operations. Decisions relative to criteria (4) regarding collectibility are based upon management judgments and should conditions change in the future and cause management to determine this criteria is not met, the Company's recognized results may be affected.

With the Company's acquisition of Fifth Dimension Information Systems, Inc. ("Fifth Dimension") in January 2002, the Company has recorded software sales in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended, and in instances where services are essential to the functionality of the software, which represents the majority of Fifth Dimensions software sales, revenue is recognized in accordance with SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts."

In accordance SOP 97-2, when the services are essential to the functionality of the software, or payment of the license fees are dependent upon the performance of the services, the software license, configuration, training and implementation fees are recognized under the contract method of accounting using labor hours to measure the completion percentage. In order to apply the contract method of accounting, management is required to estimate the number of hours needed to complete a particular project. As a result, recognized revenues and profits are subject to revisions as the contract progresses to completion. The Company does not believe its software revenue recognition policy is a critical policy however, due to the insignificance of the related software revenue recognized to date.

Income Taxes

In preparing the Company's consolidated financial statements, income tax expense is calculated for each of the jurisdictions in which the Company operates. This process involves estimating actual current taxes due plus assessing temporary differences arising from differing treatment for tax and accounting purposes which are recorded as deferred tax assets and liabilities. Deferred tax assets are periodically evaluated to determine their recoverability, and where their recovery is not likely, a valuation allowance is established and a corresponding additional tax expense is recorded in the Company's statement of operations. In the event that actual results differ from the Company's estimates given changes in assumptions, the provision for income taxes could be materially impacted. As of March 30, 2002, no valuation allowance existed on the Company's books. The total net deferred tax asset as of March 30, 2002 was $21.2 million.

Inventories

The Company values its inventory at the lower of the actual cost to purchase and/or manufacture or the current estimated market value of the inventory. On a quarterly basis, inventory quantities on hand are reviewed and an analysis of the provision for excess and obsolete inventory is performed based primarily on the Company's estimated forecast of product demand and production requirements for the next twenty-four months. A significant increase in the demand for the Company's products could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. Additionally, the Company's estimates of future product demand may prove to be inaccurate in which case the Company may have understated or overstated the provision required for excess and obsolete inventory. In the future, if the Company's inventory is determined to be overvalued as a result of understating its provision for excess and obsolete inventory, such costs would be required to be recorded in its cost of goods sold at the time of such determination. Likewise, if its inventory is determined to be undervalued, as a result of overstating its provision for excess and obsolete inventory, the Company may have over-reported its costs of goods sold in previous periods and would be required to recognize such additional operating income at the time of sale. Therefore, although every effort is made to ensure the accuracy of the Company's forecasts of future product demand, any significant unanticipated changes in demand could have a significant impact on the value of the Company's inventory and reported operating results.

Goodwill and Other Intangibles

Purchase accounting requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market value of the assets and liabilities purchased, with the excess value, if any, being classified as goodwill. In addition, as described in Notes 2 and 11 of the Company's financial statements, as a result of the Company's acquisitions, values were assigned to intangible assets for patented and unpatented technologies and customer contracts and related relationships. Finite useful lives were assigned to these intangibles and they will be amortized over their remaining life. As with any intangible asset, future write-downs may be required if the value of these assets becomes impaired.

Property, Plant and Equipment

Property, plant and equipment are depreciated over their useful lives. Useful lives are based on management's estimates of the period that the assets will generate revenue. Any change in conditions that would cause management to change its estimate as to the useful lives of a group or class of assets may significantly impact the Company's depreciation expense on a prospective basis.

Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current credit worthiness, as determined by a review of their current credit information. The Company continuously monitors collections and payments from customers and a provision for estimated credit losses is maintained based upon its historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within the Company's expectations and the provisions established, the Company cannot guarantee that the same credit loss rates will be experienced in the future. Concentration risk exists relative to the Company's accounts receivable, as 20.0% of the Company's total accounts receivable balance for 2002 is concentrated in one unaffiliated Japanese customer. While the accounts receivable related to this customer may be significant, the Company does not believe the credit loss risk to be significant given the consistent payment history by this customer.

Liquidity and Capital Resources

The Company's primary sources of capital include cash and cash equivalents, internally generated cash flows and bank borrowings. The Company believes these sources to be sufficient to fund its requirements, which are derived primarily from capital expenditures, acquisitions, new business development, share repurchase and working capital.

During the twelve months ended March 30, 2002, the Company funded its activities primarily with cash and cash equivalents of $10.3 million, $32.2 from cash flows generated by operations, $13.0 million from stock option proceeds and $4.0 million from debt borrowings.

Working capital as of March 30, 2002 was $148.7 million. This reflects an increase of $9.0 million in working capital from the year ended March 31, 2001, largely due to increases in accounts receivable, inventories and short-term borrowings, offset by a decline in cash and cash equivalents.

A summary of the Company's contractual and commercial commitments as of March 30, 2002 were as follows (see Note 4 and Note 6 to the consolidated financial statements):

		Payments Due by Period			
Contractual Obligations (*in thousands*)	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**
Debt	$72,143	$31,356	$15,346	$12,464	$12,977
Operating Leases	17,911	4,554	6,230	4,317	2,810
Total	$90,054	$35,910	$21,576	$16,781	$15,787

The decrease of $10.3 million in cash and cash equivalents during the twelve months ended March 30, 2002 from operating, investing and financing activities before the effect of exchange rates represents a decrease in cash flow of $29.9 million compared to the $19.6 million in cash generated in 2001. The $29.9 million decrease was a result of less cash generated by the Company's operating activities, an increase in cash flows utilized by the Company's financing activities, offset by a reduction of cash utilized on investing activities.

Operating Activities:

The Company generated $32.2 million in cash from operating activities during the twelve months ended March 30, 2002 as compared to $56.8 million generated during the twelve months ended March 31, 2001. The $24.6 million decrease in operating cash flow from fiscal year 2001 to fiscal year 2002 was a result of a $18.7 million increase in inventories due to higher raw material, work in process and finished good levels needed to support higher sales, a $3.4 million increase in accounts receivable due to increased sales, a $3.2 million decrease in accounts payable, accrued expenses and other current liabilities in 2002 and a $1.0 million decrease in net income adjusted for depreciation, amortization and other non-cash items.

The Company measures its performance using an operating cash flow metric defined as net income adjusted for depreciation, amortization and other non-cash items; capital expenditures for property, plant and equipment together with the investment in Haemonetics equipment at customer sites, including sales-type leases; and the change in operating working capital, including change in accounts receivable, inventory, accounts payable and accrued expenses, excluding tax accounts and the effects of currency translation. This alternative measure of operating cash flows is a non-GAAP measure that may not be comparable to similarly titled measures reported by other companies. It is intended to assist readers of the report who employ "free cash flow" and similar measures that do not include tax assets and liabilities, equity investments and other sources and uses that are outside the day-to-day activities of a company.

As measured by the Company's operating cash flow metric, the Company generated $24.5 million and $42.7 million of operating cash during fiscal 2002 and 2001, respectively. The operating cash generated for 2002 excludes the investment to acquire Fifth Dimension and the payment made to acquire technology under development, which amounted to $23.3 million in the aggregate. Fiscal 2001 excludes cash spent to first invest in, and later acquire, Transfusion Technologies and the Alpha Therapeutics' bottle plant, which amounted, in the aggregate, to $34.6 million in fiscal 2001. The $24.5 million of operating cash flow in fiscal 2002 resulted from $38.4 million of net income adjusted for non-cash items and $7.6 million from the reduction of the Company's net investment in property, plant and equipment and sales-type leases. Offsetting these was $21.5 million from increased working capital investment, primarily higher accounts receivable due to higher sales, with an increase in inventories of $18.6 million. These increased working capital investments were offset by increased cash from $2.2 million in higher accounts payable and accrued payroll. The $42.7 million of operating cash flow in fiscal 2001 resulted from $30.8 million of net income adjusted for non-cash items and $14.7 million from the reduction of the Company's net investment in property, plant and equipment and sales-type leases. Offsetting these was $2.8 million from increased working capital investment, primarily higher accounts receivable due to higher sales, with a small increase in inventories of $1.3 million. These increased working capital investments were offset by $3.5 million higher accounts payable and accrued payroll.

Investing Activities:

Net cash used for investing activities totaled $33.2 million for the year ended March 30, 2002, a decrease of $7.1 million as compared to the $40.3 million utilized for 2001. During 2002, the $24.4 million made available by the decrease in acquisition expenditures in 2002 versus 2001 was almost completely utilized by the Company's $9.4 million in additional purchase of available for sale investments, net of sales and maturities and the Company's $5.4 million in additional capital expenditures. During 2002, the Company paid $10.5 million to acquire Fifth Dimension Information Systems, Inc. ("Fifth Dimension"), and in 2001, the Company acquired Transfusion Technologies and Alpha Therapeutic's Compton California bottle plant for a combined total of $34.8 million.

Financing Activities:

Net cash used for financing activities totaled $9.3 million for the year ended March 30, 2002 as compared to net cash provided of $3.1 million as of March 31, 2001. The $12.4 million decrease in cash from financing activities was a result of $22.2 of additional monies spent in 2002 to repurchase Company stock, offset by $9.0 million of increased cash flows from borrowings and $2.1 million from cash flows generated by stock option exercises. The increase in borrowings of $9.0 million year over year was primarily due to increases in short–term revolving credit agreements in Japan as the Company executes a financing strategy that includes taking advantage of the low interest rates in that country. In the fourth quarter of fiscal 2002, the Company repurchased 895,800 shares of outstanding common stock for approximately $26.9 million, which is an average market price of $30.05 per share. In February 2002, the Company's Board of Directors approved a stock repurchase program authorizing the Company to purchase on the open market up to 1,764,000 shares of the Company's common stock. The Company adopted a 10b5-1 Plan (the "Plan") to repurchase stock. The term of the Plan begins on May 6, 2002. The Company expects any repurchased shares to be made available for issuance pursuant to its employee benefit and incentive plans and for other corporate purposes. Stock option exercises provided $16.9 million in cash an increase of $2.0 million over the prior year. The Company had short term borrowings of $31.4 million as of March 30, 2002 primarily comprised of 3.4 billion Japanese yen, equivalent to U.S. $25.3 million, in unsecured debt outstanding bearing an interest rate of 0.91% and the $5.7 million for the private placement debt due to be repaid during fiscal 2003. This is an increase over the prior year, as the Company experienced a $7.0 million reduction in debt in 2001 when it paid a portion of the outstanding debt in Japan.

Inflation

The Company does not believe that inflation has had a significant impact on the Company's results of operations for the periods presented. Historically, the Company believes it has been able to minimize the effects of inflation by improving its manufacturing and purchasing efficiency, by increasing employee productivity and by reflecting the effects of inflation in the selling prices of new products it introduces each year.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 ("SFAS No. 141"), "Business Combinations." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method.

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management believes the adoption of SFAS No. 143 will not have a material impact on the Company's results of operations or financial position.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supercedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and it broadens the presentation of discontinued operations to include more disposal transactions. This statement is not applicable to goodwill or intangible assets that are not being amortized, and certain other long-lived assets. Adoption of this standard is required no later than the first quarter of fiscal 2003. Management believes that the adoption of SFAS No. 144 will not have a material impact on its results of operations or financial position.

Cautionary Statement Regarding Forward-Looking Information

Statements contained in this report, as well as oral statements made by the Company that are prefaced with the words "may," "will," "expect," "anticipate," "continue," "estimate," "project," "intend," "designed" and similar expressions, are intended to identify forward looking statements regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, results of operations and financial position. These statements are based on the Company's current expectations and estimates as to prospective events and circumstances about which the Company can give no firm assurance. Further, any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made. As it is not possible to predict every new factor that may emerge, forward-looking statements should not be relied upon as a prediction of actual future financial condition or results. These forward-looking statements, like any forward-looking statements, involve risks and uncertainties that could cause actual results to differ materially from those projected or unanticipated. Such risks and uncertainties include technological advances in the medical field and the Company's ability to successfully implement products that incorporate such advances, product demand and market acceptance of the Company's products, regulatory uncertainties, the effect of economic conditions, the impact of competitive products and pricing, foreign currency exchange rates, changes in customers' ordering patterns and the effect of uncertainties in markets outside the U.S. (including Europe and Asia) in which the Company operates. The foregoing list should not be construed as exhaustive.

EURO CURRENCY

Effective January 1, 1999, 11 of the 15 countries in the European Union (Austria, Belgium, Finland, France, Germany, Holland, Ireland, Italy, Luxembourg, Portugal and Spain) adopted a single currency known as the Euro. For the three years following January 1, 1999, these countries were allowed to transact business in both the Euro and in their own currencies at fixed exchange rates. Beginning on July 1, 2002, the Euro will become the only currency for these 11 countries.

Operations in Europe

The introduction of the Euro impacted the Company's operations. The Company has 10 subsidiaries located throughout Europe, that generate one-third of its sales.

Date of conversion

The conversion at the Company's subsidiaries now using the Euro currency was successfully achieved on April 1, 2001, which was the first day of the Company's fiscal year 2002.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's exposures relative to market risk are due to foreign exchange risk and interest rate risk.

Foreign exchange risk

Greater than 50% of the Company's revenues are generated outside the U.S. yet the Company's reporting currency is the U.S. dollar. Foreign exchange risk arises because the Company engages in business in foreign countries in local currency. Exposure is partially mitigated by producing and sourcing product in local currency. Accordingly, whenever the U.S. dollar strengthens relative to the other major currencies, there is an adverse affect on the Company's results of operations and alternatively, whenever the U.S. dollar weakens relative to the other major currencies, there is a positive effect on the Company's results of operations.

It is the Company's policy to minimize for a period of time the unforeseen impact on its results of operations of fluctuations in foreign exchange rates by using derivative financial instruments known as forward contracts to hedge the majority of its firm sales commitments to customers that are denominated in foreign currencies. The Company also enters into forward contracts that settle within 35 days to hedge certain intercompany receivables denominated in foreign currencies. Actual gains and losses on all forward contracts are recorded in operations, offsetting the gains and losses on the underlying transactions being hedged. These derivative financial instruments are not used for trading purposes. The Company's primary foreign currency exposures in relation to the U.S. dollar are the Japanese Yen and the Euro.

At March 30, 2002, the Company had the following outstanding foreign exchange contracts to hedge certain firm sales commitments denominated in foreign currency:

Hedged Currency	(BUY) / SELL Local Currency	Weighted Forward Contract Rate	US$ @ Current Fwd	Unrealized Gain / (Loss)	Discounted Unrealized Gain / (Loss)	Maturity
Euro	7,450,000	$0.867	6,521,621	($61,906)	(61,642)	Apr-Jun 2002
Euro	7,600,000	$0.885	6,634,804	$93,811	91,297	Jul-Sept 2002
Euro	8,250,000	$0.871	7,193,842	($5,827)	(5,421)	Oct-Dec 2002
Euro	5,850,000	$0.860	5,089,557	($55,762)	(52,526)	Jan-Feb 2003
Japanese Yen	1,750,000,000	116.5per US$	13,219,799	$1,800,179	1,779,654	Apr-Jun 2002
Japanese Yen	1,850,000,000	118.7per US$	14,065,023	$1,524,136	1,481,573	Jul-Sept 2002
Japanese Yen	1,825,000,000	123.0per US$	13,979,940	$861,703	825,580	Oct-Dec 2002
Japanese Yen	1,175,000,000	130.7per US$	9,071,368	($81,767)	(77,020)	Jan-Feb 2003
		Total:	75,775,954	4,074,567	3,981,495	

The Company estimated the change in the fair value of all forward contracts assuming both a 10% strengthening and weakening of the U.S. dollar relative to all other major currencies. In the event of a 10% strengthening of the U.S. dollar, the change in fair value of all forward contracts would create an additional $8.8 million unrealized gain; whereas a 10% weakening of the U.S. dollar would reduce the unrecorded gain by $9.8 million.

Interest Rate Risk

All of the Company's long-term debt is at fixed rates. Accordingly, a change in interest rates has an insignificant effect on the Company's interest expense. The fair value of the Company's long-term debt however, would change in response to interest rates movements due to its fixed rate nature. At March 30, 2002, the fair value of the Company's long-term debt was approximately $2.6 million higher than the value of the debt reflected on the Company's financial statements. This higher fair market is primarily related to the Company's $28.5 million, 7.05% fixed rate senior notes and the $9.2 million, 8.41% real estate mortgage. These notes and the real estate mortgage represent approximately 93% of the Company's outstanding long-term borrowings at March 30, 2002.

At March 31, 2001, the fair value of the Company's long-term debt was $2.5 million higher than the value of the debt reflected on the Company's financial statements. This higher fair market is primarily related to the $40 million, 7.05% fixed rate senior notes the Company holds. Fair values have been determined through information obtained from market sources and management estimates

Using a scenario analysis, the Company evaluated the impact on all long-term maturities of changing the interest rate 10% from the rate levels, which existed at March 30, 2002. The effect was a change in the fair value of the Company's long-term debt, of approximately $0.8 million.

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments, accounts receivable and investment in sales type lease receivables. Sales to one unaffiliated Japanese customer amounted to $75.5 million, $86.3 million, and $81.6 million for 2002, 2001 and 2000, respectively. Concentration risk on the Company's accounts receivable is attributable to this customer who accounted for 20.0%, 22.7% and 27.3% of total accounts receivable for 2002, 2001 and 2000, respectively. While the accounts receivable related to this customer may be significant, the Company does not believe the credit loss risk to be significant given the consistent payment history by this customer.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

HAEMONETICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Years Ended		
	March 30, 2002	March 31, 2001	April 1, 2000
Net revenues	$319,969	$293,860	$280,612
Cost of goods sold	165,135	151,447	149,155
Gross profit	154,834	142,413	131,457
Operating expenses:			
Research and development	19,512	19,039	14,943
Selling, general and administrative	88,874	86,734	82,895
Acquired research and development	10,000	18,606	2,871
Other unusual charges	----	4,614	10,305
Total operating expenses	118,386	128,993	111,014
Operating income	36,448	13,420	20,443
Interest expense	(3,908)	(3,728)	(4,372)
Interest income	3,905	4,602	5,000
Other income, net	2,060	3,032	2,626
Income from continuing operations before provision for income taxes	38,505	17,326	23,697
Provision for income taxes	10,782	10,090	8,471
Income from continuing operations before cumulative effect of a change in accounting principle	27,723	7,236	15,226
Discontinued Operations:			
Income from discontinued operations, net of income tax expense of $68 in 2000	----	----	144
Income from discontinued operations	----	----	144
Cumulative effect of a change in accounting principle, net of tax	2,304	----	----
Net income	$ 30,027	$ 7,236	$ 15,370
Basic income per common share			
Continuing operations	$ 1.06	$ 0.29	$ 0.58
Discontinued operations	$ ----	$ ----	$ 0.01
Cumulative effect of a change in accounting principle, net of tax	$ 0.09	$ ----	$ ----
Net income	$ 1.15	$ 0.29	$ 0.59
Income per common share assuming dilution			
Continuing operations	$ 1.02	$ 0.28	$ 0.57
Discontinued operations	$ ----	$ ----	$ 0.01
Cumulative effect of a change in accounting principle, net of tax	$ 0.09	$ ----	$ ----
Net income	$ 1.11	$ 0.28	$ 0.58
Weighted average shares outstanding			
Basic	26,214	25,299	26,087
Diluted	27,155	26,005	26,501

The accompanying notes are an integral part of these consolidated financial statements.

HAEMONETICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	March 30, 2002	March 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 34,913	$ 45,173
Available-for-sale investments	32,636	29,310
Accounts receivable, less allowance of $1,298 in 2002 and $1,233 in 2001	63,743	59,842
Inventories	67,244	54,007
Current investment in sales-type leases, net	2,783	5,680
Deferred tax asset	18,943	19,982
Prepaid expenses and other current assets	12,573	5,170
Total current assets	232,835	219,164
Property, plant and equipment:		
Land, building and building improvements	31,116	29,132
Plant equipment and machinery	54,596	51,259
Office equipment and information technology	29,520	24,707
Haemonetics equipment	103,587	91,973
Total property, plant and equipment	218,819	197,071
Less: accumulated depreciation	133,942	113,820
Net property, plant and equipment	84,877	83,251
Other assets:		
Investment in sales-type leases, net (long-term)	3,234	5,391
Other intangibles, less amortization of $1,977 in 2002 and $406 in 2001	24,204	19,107
Goodwill, net	14,168	14,426
Deferred tax asset, net	2,275	1,737
Other long-term assets	3,328	2,238
Total other assets	47,209	42,899
Total assets	$364,921	$345,314
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Notes payable and current maturities of long-term debt	$ 31,356	$ 22,438
Accounts payable	12,536	13,350
Accrued payroll and related costs	12,696	10,072
Accrued income taxes	11,355	14,791
Other accrued liabilities	16,155	18,796
Total current liabilities	84,098	79,447
Long-term debt, net of current maturities	40,787	47,281
Other long-term liabilities	3,212	3,070
Commitments and contingencies (Note 6)		
Stockholders' equity:		
Common stock, $0.01 par value; Authorized - 80,000,000 shares; Issued - 31,453,511 shares in 2002 and 30,721,723 shares in 2001	315	307
Additional paid-in capital	104,261	87,958
Retained earnings	264,592	234,325
Accumulated other comprehensive loss	(16,395)	(17,618)
Stockholders' equity before treasury stock	352,773	304,972
Less: Treasury stock at cost - 5,812,943 shares in 2002 and 4,940,390 shares in 2001	115,949	89,456
Total stockholders' equity	236,824	215,516
Total liabilities and stockholders' equity	$364,921	$345,314

The accompanying notes are an integral part of these consolidated financial statements.

HAEMONETICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity	Comprehensive Income
	Shares	$'s						
Balance, April 3, 1999	29,703	$297	$65,504	($45,949)	$211,834	($9,825)	$221,861	
Employee stock purchase plan	—	—	—	479	(100)	—	379	
Exercise of stock options and related tax benefit	302	3	8,158	—	—	—	8,161	
Purchase of treasury stock	—	—	—	(39,703)	—	—	(39,703)	
Net income	—	—	—	—	15,370	—	15,370	$15,370
Foreign currency translation adjustment	—	—	—	—	—	(3,253)	(3,253)	(3,253)
Comprehensive income	—	—	—	—	—	—	—	$12,117
Balance, April 1, 2000	30,005	$300	$73,662	($85,173)	$227,104	($13,078)	$202,815	
Employee stock purchase plan	—	—	—	446	(15)	—	431	
Exercise of stock options and related tax benefit	717	7	14,296	—	—	—	14,303	
Purchase of treasury stock	—	—	—	(4,729)	—	—	(4,729)	
Net income	—	—	—	—	7,236	—	7,236	$7,236
Foreign currency translation adjustment	—	—	—	—	—	(4,540)	(4,540)	(4,540)
Comprehensive income	—	—	—	—	—	—	—	$2,696
Balance, March 31, 2001	30,722	$307	$87,958	($89,456)	$234,325	($17,618)	$215,516	
Employee stock purchase plan	—	—	(105)	421	240	—	556	
Exercise of stock options and related tax benefit	732	8	16,408	—	—	—	16,416	
Purchase of treasury stock	—	—	—	(26,914)	—	—	(26,914)	
Net income	—	—	—	—	30,027	—	30,027	$30,027
Unrealized loss on available-for-sale securities	—	—	—	—	—	(10)	(10)	($10)
Foreign currency translation adjustment	—	—	—	—	—	(1,054)	(1,054)	(1,054)
Unrealized gain on derivatives	—	—	—	—	—	2,287	2,287	2,287
Comprehensive income	—	—	—	—	—	—	—	$31,250
Balance, March 30, 2002	31,454	$315	$104,261	($115,949)	$264,592	($16,395)	$236,824	

The accompanying notes are an integral part of these consolidated financial statements.

HAEMONETICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended		
	March 30, 2002	March 31, 2001	April 1, 2000
Cash Flows from Operating Activities:			
Net income	$30,027	$7,236	$15,370
Less net income from discontinued operations	—	—	144
Net income from continuing operations	30,027	7,236	15,226
Adjustments to reconcile net income to net cash provided by operating activities:			
Non cash items:			
Depreciation and amortization	25,616	24,499	24,906
Deferred tax expense (benefit)	(747)	2,112	(1,697)
In process research and development	—	18,606	2,871
Equity in losses of investment	—	1,353	757
Other unusual non-cash charges	—	1,282	12,268
Tax benefit related to exercise of stock options	3,429	1,900	3,218
Unrealized loss from hedging activities	(355)	—	—
Change in operating assets and liabilities:			
(Increase) decrease in accounts receivable, net	(4,980)	(1,551)	3,560
(Increase) decrease in inventories	(18,344)	323	(7,812)
Decrease in sales-type leases (current)	2,896	2,356	4,216
(Increase) decrease in prepaid income taxes	(2,497)	(216)	2,494
(Increase) decrease in other assets	1,147	(384)	1,588
Decrease in accounts payable, accrued expenses and other current liabilities	(3,954)	(700)	(5,949)
Net cash provided by operating activities, continuing operations	32,238	56,816	55,646
Net cash used in operating activities, discontinued operations	—	—	(4,932)
Net cash provided by operating activities	32,238	56,816	50,714
Cash Flows from Investing Activities:			
Purchases of available-for-sale-investments	(69,852)	(43,619)	(70,423)
Gross proceeds from sale of available-for-sale investments	66,525	49,726	35,006
Capital expenditures on property, plant and equipment, net of disposals	(21,602)	(16,146)	(17,346)
Acquisistion of Transfusion Technologies Corporation, net of cash acquired	—	(26,572)	(15,200)
Acquisition of plasma collection bottle plant	—	(8,300)	—
Acquisition of software development company	(10,461)	—	—
Net decrease in sales-type leases (long-term)	2,153	4,597	4,814
Net cash used in investing activities, continuing operations	(33,237)	(40,314)	(63,149)
Net cash provided by investing activities, discontinued operations	—	—	3,562
Net cash used in investing activities	(33,237)	(40,314)	(59,587)
Cash Flows from Financing Activities:			
Borrowings (payments) on long-term real estate mortgage	(174)	9,561	(116)
Net increase (decrease) in short-term revolving credit agreements	10,211	(10,883)	16,991
Net decrease in long-term credit agreements	(6,002)	(3,675)	(3,501)
Employee stock purchase plan	556	431	379
Exercise of stock options	12,987	12,403	4,943
Purchase of treasury stock	(26,914)	(4,729)	(39,703)
Net cash provided by (used in) financing activities	(9,336)	3,108	(21,007)
Effect of Exchange Rates on Cash and Cash Equivalents	75	(348)	(528)
Net Increase (Decrease) in Cash and Cash Equivalents	(10,260)	19,262	(30,408)
Cash and Cash Equivalents at Beginning of Year	45,173	25,911	56,319
Cash and Cash Equivalents at End of Year	$34,913	$45,173	$25,911
Non-cash Investing and Financing Activities:			
Transfers from inventory to fixed assets for placements of Haemonetics equipment	$ 4,385	$ 6,094	$ 5,969
Supplemental Disclosures of Cash Flow Information:			
Net decrease in cash and cash equivalents, discontinued operations	—	—	($1,370)
Net increase (decreases) in cash and cash equivalents, continuing operations	($10,260)	$ 19,262	($29,038)
Interest paid	$ 3,689	$ 3,487	$ 4,017
Income taxes paid	$8,813	$6,941	$10,695

The accompanying notes are an integral part of these consolidated financial statements.

1. DESCRIPTION OF THE BUSINESS

Haemonetics Corporation and subsidiaries (the "Company") designs, manufactures and markets automated systems for the collection, processing and surgical salvage of blood.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company's fiscal year ends on the Saturday closest to the last day in March. Fiscal year 2002, fiscal year 2001 and fiscal year 2000 each included 52 weeks.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the amounts derived from management's estimates and assumptions. Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of income taxes, revenue recognition, inventory reserves, accounts receivable reserves and the potential impairment of long-lives assets.

Cash and Cash Equivalents

Cash equivalents include various short-term instruments such as money market funds, U.S. government agency notes, certificates of deposit and commercial paper with maturities of three months or less at the date of acquisition. Cash and cash equivalents are recorded at cost, which approximates fair market value.

Available-for-Sale Investments

As of March 30, 2002 and March 31, 2001, all of the Company's short-term investments had maturities greater than three months but equal to or less than 12 months. All the Company's investments were classified as available-for-sale and carried at fair value, with unrealized gains and losses, for fiscal year 2002, recorded as a separate component of accumulated comprehensive loss, net of tax until realized. Realized gains and losses are calculated based on the specific identification method and are included in other income, net on the Company's consolidated statements of operations. During 2002, proceeds from these investment securities sales totaled approximately $66.5 million with realized gains and losses of approximately $176,000 and $14,000, respectively. During 2001, proceeds from these investment securities sales totaled approximately $49.7 million with realized gains and losses of approximately $33,000 and $4,000, respectively.

The following table summarizes, by major security type, the Company's short-term investments. The Company's U.S. corporate securities include certificates of deposit, corporate debt securities and commercial paper.

	March 30, 2002	March 31, 2001
	(in thousands)	
U.S. treasuries	$ 9,418	$ 588
U.S. corporate securities	23,218	28,722
Total available-for-sale investments (short-term)	$ 32,636	$ 29,310

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, available-for-sale investments, accounts receivable and investment in sales type lease receivables. Sales to one unaffiliated Japanese customer amounted to $75.5 million, $86.3 million, and $81.6 million for 2002, 2001 and 2000, respectively. Concentration risk on the Company's accounts receivable is attributable to this customer who accounted for 20.0%, 22.7% and 27.3% of total accounts receivable for 2002, 2001 and 2000, respectively. While the accounts receivable related to this customer may be significant, the Company does not believe the credit loss risk to be significant given the consistent payment history by this customer.

Net Income per Share

The following table provides a reconciliation of the numerators and denominators reflected in the basic and diluted earnings per share computations, as required by Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," ("EPS"). Basic EPS is computed by dividing reported earnings available to stockholders by the weighted average shares outstanding. Diluted EPS also includes the effect of dilutive potential common shares.

	Years Ended		
	March 30, 2002	March 31, 2001	April 1, 2000
	(Dollars and shares in thousands except per share amounts)		
Basic EPS			
Net income	$ 30,027	$ 7,236	$ 15,370
Weighted average shares	26,214	25,299	26,087
Basic income per share	$ 1.15	$ 0.29	$ 0.59
Diluted EPS			
Net income	$ 30,027	$ 7,236	$ 15,370
Basic weighted average shares	26,214	25,299	26,087
Dilutive effect of stock options	941	706	414
Diluted weighted average shares	27,155	26,005	26,501
Diluted income per share	$ 1.11	$ 0.28	$ 0.58

The diluted weighted average shares do not include the effect of anti-dilutive options that totaled approximately 0.6 million, 0.3 million and 0.1 million for 2002, 2001 and 2000, respectively.

Foreign Currency

In accordance with SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133," the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133," (collectively, SFAS No. 133, as amended) effective April 1, 2001. These standards were adopted as of April 1, 2001 as a change in accounting principle and cannot be applied retroactively to financial statements of prior periods.

SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that the Company formally document, designate and assess the effectiveness of transactions that qualify for hedge accounting. SFAS No. 133, as amended, in part, allows special hedge accounting for fair value and cash flow hedges. The statement provides that the gain or loss on a derivative instrument designated and qualifying as a fair value hedging instrument, as well as the offsetting changes in the fair value of the hedged item attributable to the hedged risk, be recognized currently in earnings in the same accounting period. SFAS No. 133, as amended, provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion of a derivative's change in fair value is recognized currently through earnings regardless of whether the instrument is designated as a hedge.

The Company enters into forward exchange contracts to hedge the anticipated cash flows from forecasted foreign currency denominated revenues. The purpose of the Company's foreign hedging activities is to minimize, for a period of time, the unforeseen impact on the Company's results of operations of fluctuations in foreign exchange rates. The Company also enters into forward contracts that settle within 35 days to hedge certain inter-company receivables denominated in foreign currencies. These derivative financial instruments are not used for trading purposes. The cash flows related to the gains and losses on these foreign currency hedges are classified in the consolidated statements of cash flows as part of cash flows from operating activities.

At March 30, 2002 the Company had 28 forward contracts outstanding, all maturing in less than twelve months, to exchange Euro equivalent currencies and the Japanese yen primarily for U.S. dollars totaling $102.2 million. Of these contracts, six, totaling $22.3 million, represented contracts with zero fair value relating to inter-company receivables established at year-end, that settle within 35 days after year-end. The Company has designated the remainder of these contracts as cash flow hedges intended to lock-in the expected cash flows of forecasted foreign currency denominated revenues at the available spot rate. The fair value of the forward contracts associated with changes in points on forward contracts is excluded from the Company's assessment of hedge effectiveness. At adoption, April 1, 2001, the Company recorded the fair value of these contracts of $9.2 million as an asset on the balance sheet. At adoption, the fair value of the contracts associated with changes in the spot rate as of April 1, 2001 of $4.6 million was recorded in other comprehensive income ($6.4 million less taxes of $1.8 million). At adoption, the fair value of the points associated with forward contracts, which are excluded from the Company's assessment of hedge effectiveness, totaled $2.3 million ($3.2 million less taxes of $0.9 million) as of April 1, 2001. This amount was recorded as a cumulative effect of a change in accounting principle.

At March 30, 2002, the fair value of the forward contracts was $4.0 million. Of this amount, $2.3 million was recorded in other comprehensive income, ($3.6 million less taxes of $1.3 million). For fiscal year 2002, the change in the fair value attributable to points on forward contracts totaled approximately $2.4 million. This balance was excluded from the assessment of hedge effectiveness and was recorded as part of other income, net for fiscal year ended March 30, 2002 in the Company's consolidated statement of operations.

A summary of the accounting discussed above is as follows (in thousands):

(Income)/Expense Cash Flow Hedges – Debit (Credit)	Asset-Forward Contracts	Accumulated Comprehensive (Income) Loss, net of tax	Other (Income) Expense, net	Cumulative Effect of Change in Accounting Principle, net of tax
At adoption, April 1, 2001, of SFAS No. 133, net of tax	$9,200	($4,608)	--	($2,304)
Change in fair value	($5,217)	$2,321	($2,412)	--
Balance	$3,983	($2,287)		

Prior to the adoption of SFAS No. 133 as amended, the Company recorded points associated with forward contracts as other income when the transactions being hedged were recognized. Under SFAS No. 133 as amended, these points are recorded on a fair value basis over the life of the contracts. For fiscal year ended March 30, 2002, income from points on forward contracts was $5.6 million or $1.0 million higher than if recorded under the provisions of SFAS No. 52, ("Foreign Currency Translation").

Financial Instruments

The carrying values for certain Company financial instruments, including cash and cash equivalents, available-for-sale investments and notes payable were either at or approximated their fair market values at March 30, 2002 and March 31, 2001.

At March 30, 2002, the fair value of the Company's long-term debt was $2.6 million higher than the value of the debt reflected on the Company's financial statements. This higher fair market is primarily related to the Company's $28.6 million, 7.05% fixed rate senior notes and the $9.2 million, 8.41% real estate mortgage. At March 31, 2001, the fair value of the Company's long-term debt was $2.5 million higher than the value of the debt reflected on the Company's financial statements. Fair values have been determined through information obtained from market sources and management estimates.

Inventories

Inventories are stated at the lower of cost or market and include the cost of material, labor and manufacturing overhead. Cost is determined on the first-in, first-out basis. Inventories consist of the following:

	March 30, 2002	March 31, 2001
	(in thousands)	
Raw materials	$16,808	$16,015
Work-in-process	4,700	4,237
Finished goods	45,736	33,755
	$67,244	$54,007

Property, Plant and Equipment

The Company provides for depreciation and amortization by charges to operations using the straight-line method in amounts estimated to recover the cost of the building and improvements, equipment, and furniture and fixtures over their estimated useful lives as follows:

Asset Classification	Estimated Useful Lives
Building	30 Years
Building and leasehold improvements	5-25 Years
Plant equipment and machinery	3-10 Years
Office equipment and information technology	4-8 Years
Haemonetics equipment	2-8 Years

Leasehold improvements are amortized over the lesser of their useful lives or the term of the lease. Maintenance and repairs are charged to operations as incurred. When equipment and improvements are sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts, and the resulting gain or loss, if any, is included in the results of operations. Fully depreciated assets are removed from the accounts when they are no longer in use.

Haemonetics Equipment

Haemonetics equipment is largely comprised of machines installed at customer sites under use plan or rental agreements and machines utilized by Haemonetics sales personnel as demonstration units. Under each of these arrangements, the equipment remains the property of Haemonetics. Contracts for use plan and rental arrangements vary in length from two to eight years.

Use plan contracts generally include a commitment for certain minimum levels of disposable product usage and stated disposable prices over the contract term. As equipment remains the property of Haemonetics, it can be removed if disposable utilization targets are not reached. Also, disposable pricing may be adjusted up or down if disposable usage is not met or, alternatively, exceeded. The Company's U.S. Commercial Plasma business and its worldwide Red Blood Cell Business employ the use plan arrangement almost exclusively and account for the most significant portion of the value of the Haemonetics equipment category.

Equipment under rental agreements may or may not include a minimum use disposable commitment. Rental charges are billed monthly and the equipment remains the property of Haemonetics.

Equipment given to salespeople for demonstration remains the property of Haemonetics and is depreciated over estimated useful lives of two to five years.

Revenue Recognition

The Company's revenue recognition policy is to recognize revenues from product sales and services when earned as required by generally accepted accounting principles and in accordance with SAB No. 101, "Revenue Recognition in Financial Statements". Revenues are recognized when persuasive evidence of an arrangement exists, product delivery, including customer acceptance, has occurred or services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. For product sales, revenue is not recognized until title and risk of loss have transferred and all provisions agreed to in the arrangement necessary for customer acceptance have been fulfilled.

There are principally four arrangements under which products are shipped to a customer: a use plan, a rental agreement, a sales-type lease and a cash sale not under contract.

Under use plan and rental agreements, no equipment revenue is recognized as in each of these arrangements, the equipment remains the property of the Company and title does not pass to the customer.

Equipment revenues under sales-type lease agreements are recognized either at shipment or delivery in accordance with the agreed upon contract terms with interest income recognized over the life of the lease.

Revenues from Software Sales

With the Company's acquisition of Fifth Dimension Information Systems, Inc. ("Fifth Dimension") in January 2002, the Company has recorded software sales in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended, and in instances where services are essential to the functionality of the software, which represents the majority of Fifth Dimensions software sales, revenue is recognized in accordance with SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts."

In accordance SOP 97-2, when the services are essential to the functionality of the software, or payment of the license fees are dependent upon the performance of the services, the software license, configuration, training and implementation fees are recognized under the contract method of accounting using labor hours to measure the completion percentage. In order to apply the contract method of accounting, management is required to estimate the number of hours needed to complete a particular project. As a result, recognized revenues and profits are subject to revisions as the contract progresses to completion. As of March 30, 2002, the software revenue recorded by the Company was insignificant.

Revenues from Distributor Sales

Haemonetics recognizes revenue for both equipment and disposables upon shipment to its distributors. Haemonetics' standard contracts with its distributors state that title of the equipment passes to the distributors at point of shipment to a distributor's location. The distributors are responsible for shipment to the end customer along with installation, training and acceptance of the equipment by the end customer. All shipments to distributors are at contract prices and payment is not contingent upon resale of the product.

Service Revenues and Warranty

Service revenues are recognized ratably over the contractual periods or as the services are provided. The Company provides for warranty costs in the same period the associated revenue is recognized.

Research and Development Expenses

All research and development costs, for which no alternate future use exists, are expensed as incurred. Research and development expense for continuing operations in fiscal 2002, 2001 and 2000 was $19.5 million, $19.0 million and $14.9 million, respectively.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes, as set forth in SFAS No. 109, "Accounting for Income Taxes" (SFAS No. 109). SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of the temporary differences between the tax and financial reporting basis for assets and liabilities, utilizing currently enacted tax rates. The effect of any change in tax rates is recognized in the period in which the change occurs.

The Company does not provide for a U.S. income tax liability on its foreign subsidiaries undistributed earnings as they are deemed to be permanently reinvested. Non-U.S. income taxes are, however, provided on these earnings. If repatriated to the U.S., the Company provides the appropriate U.S. income tax on repatriated earnings.

Goodwill

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This statement applies to goodwill and intangible assets acquired after June 30, 2001, as well as goodwill and intangible assets previously acquired. Under this statement, goodwill, as well as certain other intangible assets, determined to have an indefinite life, are no longer amortized. Instead these assets are reviewed for impairment at least annually or more frequently if an event occurs or circumstances change that would more likely than not reduce the carrying value of the reporting unit below its fair value.

The Company elected early adoption of SFAS No. 142 during the first fiscal quarter ended June 30, 2001 and as such, goodwill associated with past and future acquisitions is no longer subject to amortization. Goodwill and other indefinite lived assets are now subject to a two-step annual impairment test. In accordance with SFAS No. 142, the Company performed its annual impairment test based on a fair value approach which used the Company's market capitalization as its basis reduced by the excess of the fair market value of the Company's long-term debt over its carrying value as identified in the Company's assessment of interest rate risk. The assessment indicated that no evidence of impairment to the Company's goodwill and other indefinite lived assets existed in 2002. For purposes of applying the requirements of SFAS No. 142, the Company did not evaluate impairment below the level of its single operating segment.

The changes in the carrying amount of goodwill for fiscal year 2002 are as follows (in thousands):

Carrying amount as of March 31, 2001	$ 14,426
Adjustment due to a change in the valuation of net operating losses acquired in September, 2000 as part of the Transfusion Technologies acquisition ($2,821 gross, less $84 in accumulated amortization).	(2,737)
Adjustment due to a change in the valuation of the liabilities associated with the January, 2001 acquisition of the Alpha Therapeutic Corporation plasma collection bottle plant.	1,141
Goodwill acquired during the year in the Fifth Dimension acquisition	1,932
Effect of change in rates used for translation	(594)
Carrying amount as of March 30,2002	$14,168

The pro forma effect on prior year earnings of excluding amortization expense, net of tax, is as follows (in thousands except per share data):

	March 31, 2001	April 1, 2000
Reported net income	$7,236	$15,370
Add: goodwill amortization	870	610
Adjusted net income	$8,106	$15,980
<u>Basic income per common share:</u>		
Reported net income	$ 0.29	$0.59
Goodwill amortization	0.03	0.02
Adjusted net income	$ 0.32	$0.61
<u>Income per common share assuming full dilution:</u>		
Reported net income	$ 0.28	$0.58
Goodwill amortization	0.03	0.02
Adjusted net income	$ 0.31	$0.60

Other Intangibles

Other intangibles represents the value assigned to patents and the OrthoPAT® core technology purchased in conjunction with the Transfusion Technologies Corporation acquisition, the value assigned to a customer base purchased in conjunction with the acquisition of a plasma collection bottle plant and the value assigned to the software technology, customer contracts and trade name purchased in conjunction with the acquisition of Fifth Dimension, (see Note 11 to the consolidated financial statements for a more detailed discussion of the Company's acquisitions). The estimated useful lives for all of these intangible assets, excluding the Fifth Dimension trade name as it is considered to have an indefinite life, are 6 to 20 years.

The patents purchased as part of the acquisition of Transfusion Technologies Corporation cover various processes, systems and components of the blood collection and separation processes utilized in both the existing OrthoPAT® product and the Chairside Separator and Red Cell Collector that are currently under development. Core technology consists of the OrthoPAT® orthopedic perioperative autotransfusion system and other already developed and working theory and know how that is shared by all three products purchased in the acquisition. An independent valuation was performed to assess and allocate value to the intangible assets purchased.

The bottling plant customer base intangible asset represents the value allocated to the acquired customer base and certain customer contracts purchased in the acquisition of Alpha Therapeutic's Compton, California, plasma collection bottle plant. An independent valuation was also performed to assess and allocate value to the intangible assets purchased in this transaction.

The technology purchased as part of the acquisition of Fifth Dimension during the current fiscal year consists primarily of data management software which automates the data collection and tracking process for plasma centers and fractionators and to customer contracts The useful life assigned to the technology and the contracts was 6 years and 15 years, respectively. In addition, Haemonetics purchased the trade name, Fifth Dimension, which is deemed to have an indefinite useful life because it is expected to generate cash flows indefinitely. An independent valuation was also performed to assess and allocate value to the intangible assets purchased in this transaction.

As of March 30, 2002

	Gross Carrying Amount (in thousands)	Accumulated Amortization (in thousands)	Weighted Average Useful Life (in years)
Amortized Intangibles			
Patents	$6,370	$647	14
Unpatented technology	7,991	741	17
Customer contracts and related relationships	11,350	589	15
Subtotal	$25,711	$1,977	12
Indefinite Life Intangibles			
Trade name	470	--	Indefinite
Total Intangibles	26,181	1,977	

Aggregate amortization expense for amortized other intangible assets for fiscal year 2002 is $1.4 million. Additionally, future amortization expense on other intangible assets for each of the succeeding five fiscal years approximates $1.7 million.

With the adoption of SFAS No. 142, there were no changes to amortization expense on acquired other intangible assets.

Accounting for Long-lived Assets

The Company accounts for long-lived assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of." The Company periodically reviews its long-lived assets for any potential impairment. The Company assesses the future useful life of its intangibles, property, plant, equipment and investment in sales-type leases, whenever events or changes in circumstances indicate that the current useful lives have diminished or the carrying value of the asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized by the amount which the carrying value of the assets exceeds its fair value. The fair value is calculated as the present value of the estimated future cash flows using a risk-adjusted discount rate commensurate with the Company's weighted-average cost of capital.

Accounting for Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation," sets forth a fair-value based method of recognizing stock based compensation expense. The Company has elected to adopt the disclosure provision for employee stock-based compensation in SFAS No. 123 and to continue accounting for employee stock-based compensation under Accounting Principles Board Opinion No. 25 ("APB No. 25"). No accounting recognition is given to options granted to employees and directors at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity. The compensation cost for options granted to consultants is recorded at fair value in accordance with Emerging Issues Task Force, "EITF" issue 96-18, "Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income," established standards for reporting and displaying comprehensive income and its components. Comprehensive income is the total of net income and all other non-owner changes in stockholders' equity. For the Company, this is primarily foreign currency translation, the change in unrealized gains and losses on available-for-sale securities and with the Company's adoption of SFAS No. 133, as amended, the changes in fair value of the effective portion of the Company's outstanding cash flow hedge contracts.

Accounting for Shipping and Handling Costs

In fiscal 2001, the Company adopted EITF 00-10, "Accounting for Shipping and Handling Fees and Costs." The EITF concluded that amounts billed to a customer in a sales transaction related to shipping and handling should be classified as revenue. Prior to implementing EITF 00-10, shipping and handling costs billed to a customer were netted against shipping and handling costs recorded in cost of goods sold and selling, general and administrative expenses The EITF consensus also requires an entity to disclose the amount of shipping and handling costs and the line item on the income statement that includes such costs if the costs are not in cost of goods sold and are significant. Shipping and handling costs are included in costs of goods sold with the exception of $4.5 million, $4.0 million and $4.1 million for fiscal year 2002, 2001 and 2000, respectively that are included in selling, general and administrative expenses.

New Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 ("SFAS No. 141"), "Business Combinations." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method.

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management believes the adoption of SFAS No. 143 will not have a material impact on the Company's results of operations or financial position.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supercedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and it broadens the presentation of discontinued operations to include more disposal transactions. This statement is not applicable to goodwill or intangible assets that are not being amortized, and certain other long-lived assets. Adoption of this standard is required no later than the first quarter of fiscal 2003. Management believes that the adoption of SFAS No. 144 will not have a material impact on its results of operations or financial position.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform to the fiscal 2002 presentation.

3. INVESTMENT IN SALES-TYPE LEASES

The Company leases equipment to customers under sales-type leases. As sales-type leases, the lease payments to be received over the term of the leases are recorded as a receivable at the inception of the new lease. Finance income attributable to the lease contracts is initially recorded as unearned income and subsequently recognized as interest income under the interest method over the term of the leases.

There are generally two forms of sales-type lease arrangements. The first is unrelated to purchases of future disposable products, and simply calls for a stated monthly payment for each piece of equipment under lease. The second is an arrangement under which the Company commits to providing a customer specified pricing for the purchase of equipment and disposables over a fixed period of time, and the customer commits to purchasing a certain minimum number of disposables over the contract's term. Thus, leases are billed monthly, or alternatively with the disposables purchased. Contract terms vary but are generally three to five years. Under both sales-type lease arrangements, title to the equipment transfers at the completion of the contract terms.

The components of the Company's net investment in sales-type leases are as follows:

	March 30, 2002	March 31, 2001
	(in thousands)	
Total minimum lease payments receivable	$7,428	$13,894
Less – Unearned interest	1,411	2,823
Net investment in sales-type leases	6,017	11,071
Less – Current portion	2,783	5,680
Net investment, long-term	$3,234	$5,391

Future minimum lease payments receivable under non-cancelable sales-type leases as of March 30, 2002, are as follows:

Fiscal Year Ending	(in thousands)
2003	$3,699
2004	2,188
2005	1,203
2006	232
2007	81
and thereafter	25
	$7,428

4. NOTES PAYABLE AND LONG-TERM DEBT

Notes payable and long-term debt consist of the following:

	March 30, 2002	March 30, 2001
	(in thousands)	
Real estate mortgage	$ 9,561	$ 9,920
Senior notes	34,285	40,000
Haemonetics Japan Co. Ltd.	27,515	18,806
Other non-U.S. borrowings	782	993
	72,143	69,719
Less – Current portion	31,356	22,438
	$ 40,787	$ 47,281

Real Estate Mortgage Agreement

In December 2000, the Company entered into a $10.0 million real estate mortgage agreement (the "Mortgage Agreement") with an investment firm. The Mortgage Agreement requires principal and interest payments of $0.1 million per month for a period of 180 months, commencing February 1, 2001. The entire balance of the loan may be repaid at any time after February 1, 2006, subject to a prepayment premium, which is calculated based upon the change in the current weekly average yield of Ten (10)–year U.S. Treasury Constant Maturities, the principal balance due and the remaining loan term. The Mortgage Agreement provides for interest to accrue on the unpaid principal balance at a rate of 8.41% per annum. Borrowings under the Mortgage Agreement are secured by the land, building and improvements at the Company's headquarters and manufacturing facility with a collective carrying value of approximately $10.2 million and $10.6 million as of March 30, 2002 and March 31, 2001, respectively. There are no financial covenants in the terms and conditions of this agreement.

Senior Notes

The Company has outstanding $34.3 million of 7.05% Senior Notes due in 2007 (the "Senior Notes"). The Company is required to make annual prepayments of principal each year in the amount $5.7 million, which began October 15, 2001 and concludes with the final principal prepayment on October 15, 2007.

Interest on the Senior Notes is computed on the basis of a 360-day year of twelve 30-day months on the unpaid balance at the rate of 7.05% per annum, payable semiannually, on April 15 and October 15 each year. The Senior Notes contain affirmative and negative covenants and restrictions including but not limited to minimum stockholders' equity and ratio requirements of consolidated funded indebtedness to consolidated total capitalization and priority indebtedness to consolidated stockholders equity. At March 30, 2002, the Company is in compliance with all debt covenants.

Haemonetics Japan Co. Ltd.

At March 30, 2002, Haemonetics Japan Co. Ltd. had 3.7 billion Japanese yen, equivalent to U.S. $27.5 million, in unsecured debt outstanding. Of this amount, 300.0 million Japanese yen, equivalent to U.S. $2.3 million, is long-term at March 30, 2002. This loan bears interest at a rate 0.91%. The remaining balance is short-term, maturing in less than one year.

Other Non-U.S. Borrowings

Non-U.S. borrowings represent the financing arranged by the Company's subsidiaries with local banks, which may be guaranteed by the Company. The majority of the amounts outstanding as of March 30, 2002 are short-term in nature.

The weighted average short-term rates for U.S. and non-U.S. borrowings were 1.83%, 2.75% and 3.36% as of March 30, 2002, March 31, 2001 and April 1, 2000, respectively.

As of March 30, 2002, notes payable and long-term debt mature as follows:

Fiscal Year Ending	(in thousands)
2003	$31,356
2004	9,175
2005	6,171
2006	6,211
2007	6,253
2008 and thereafter	12,977
	$72,143

5. INCOME TAXES

Domestic and foreign income from continuing operations before cumulative accounting changes is as follows:

	Years Ended		
	March 30, 2002	March 31, 2001	April 1, 2000
	(in thousands)		
Domestic	$29,286	$7,635	$13,156
Foreign	9,219	9,691	10,541
	$38,505	$17,326	$23,697

The income tax provision attributable to continuing operations before cumulative accounting changes contains the following components:

	Years Ended		
	March 30, 2002	March 31, 2001	April 1, 2000
	(in thousands)		
Current			
Federal	$10,838	$2,956	$7,702
State	824	435	400
Foreign	(133)	4,587	2,066
Total current	$11,529	7,978	10,168
Deferred			
Federal	(3,832)	3,308	(3,501)
State	(77)	49	312
Foreign	3,162	(1,245)	1,492
Total deferred	(747)	2,112	(1,697)
Total tax expense	$10,782	$10,090	$8,471

Included in the federal income tax provisions for fiscal years 2002, 2001 and 2000, are approximately $0.2 million, $0.2 million and $0.2 million, respectively, provided on foreign source income of approximately $0.4 million, $0.7 million and $1.3 million in 2002, 2001 and 2000, respectively for taxes which are payable in the United States.

The total income tax provision included in the consolidated financial statements is as follows:

	Years Ended		
	March 30, 2002	March 31, 2001	April 1, 2000
	(in thousands)		
Continuing operations	$10,782	$10,090	$8,471
Discontinued operations	----	----	68
Cum. Effects of Accounting Changes	896	----	----
	$11,678	$10,090	$8,539

Tax effected, significant temporary differences comprising the net deferred tax asset (liability) are as follows:

	Years Ended	
	March 30, 2002	March 31, 2001
	(in thousands)	
Depreciation	$(7,692)	$(6,042)
Amortization	(559)	(6,491)
Inventory	10,518	6,713
Hedging	(1,343)	0
Accruals and reserves	4,816	6,294
Net operating loss carryforward	10,994	16,604
Foreign tax credits	4,484	11,014
Total deferred taxes	$21,218	$28,092
Valuation allowance	0	(6,373)
Total net deferred tax assets	$21,218	$21,719

At March 30, 2002, the Company had approximately $31.2 million in U.S. acquisition related net operating loss carryforwards, subject to separate limitations. The Company also has approximately $4.5 million in foreign tax credits available. These tax attributes begin expiring in years 2010 and 2005, respectively. The valuation allowance reflected the potential inability to utilize Transfusion Technology's net operating loss carryforwards before the 15-year carryover period expires. The valuation allowance decrease reflects management's expectation that the net deferred tax asset is more likely than not to be realized, based upon future taxable income and reversing temporary differences, during the carryforward period. In fiscal year 2002, as part of management's ongoing analysis of the purchase price allocation of the Transfusion acquisition, it was determined that this tax valuation allowance was not necessary. Accordingly, the Company has written down the goodwill by $2.8 million, other acquired intangibles by $2.6 million and the value of other acquired assets related to this transaction by $1.0 million.

The income tax provision from continuing operations before cumulative accounting changes differs from the amount computed by applying the 35% U.S. federal statutory income tax rate in 2002, 2001, and 2000, due to the following:

	Years Ended		
	March 30, 2002	March 31, 2001	April 1, 2000
		(in thousands)	
Tax at federal statutory rate	$13,477	$6,064	$8,294
Foreign Sales Corporation and Extraterritorial Income Exclusion	(2,155)	(1,634)	(1,662)
Difference between U.S. tax and foreign statutory rates	(923)	(1,709)	313
State taxes, net of federal income tax benefits	486	314	463
Non-deductible acquisition costs	155	7,105	1,270
Other, net	(258)	(50)	(207)
Tax at effective tax rate	$10,782	$10,090	$8,471

6. COMMITMENTS AND CONTINGENCIES

The Company leases facilities and certain equipment under operating leases expiring at various dates through fiscal year 2013. Facility leases require the Company to pay certain insurance expenses, maintenance costs and real estate taxes.

Approximate future basic rental commitments under operating leases as of March 30, 2002 are as follows:

Fiscal Year Ending	(in thousands)
2003	$4,554
2004	3,787
2005	2,443
2006	2,155
2007	2,162
Thereafter	2,810
	$17,911

Rent expense for continuing operations in fiscal 2002, 2001 and 2000 was $3.7 million, $4.1 million, and $4.1 million, respectively.

The Company is presently engaged in various legal actions, and although ultimate liability cannot be determined at the present time, the Company believes, based on consultation with counsel, that any such liability will not materially affect the consolidated financial position of the Company or its results of operations.

7. CAPITAL STOCK

Treasury Stock

During 2002, the Company repurchased 895,800 shares of its outstanding common stock at an average prevailing price of $30.04. During 2001, the Company repurchased 236,300 shares of its outstanding common stock at an average prevailing price of $20.01. The Company expects any repurchased shares to be made available for issuance pursuant to its employee benefit and incentive plans and for other corporate purposes. The Company adopted a 10b5-1 Plan to repurchase its stock (the "Plan"). The effective date of the Plan is May 6, 2002.

Stock Plans

The Company has a long-term incentive stock option plan under which a maximum of 3,500,000 shares of the Company's common stock may be issued pursuant to incentive and non-qualified stock options granted to key employees, officers and directors of the Company (the "Long-term Incentive Plan"). The Long-term Incentive Plan is administered by the Compensation Committee of the Board of Directors (the "Committee") consisting of two or more disinterested members of the Company's Board of Directors. The exercise price, for both incentive and non-qualified options granted under the Long-term Incentive Plan is determined by the Committee, but in no event shall such option price be less than the fair market value of the common stock at the time the option is granted. Options become exercisable in a manner determined by the Committee, generally between two and seven years, and all options expire not more than 10 years from the date of the grant. At March 30, 2002, there were 1,125,339 options outstanding under this plan and 2,374,661 shares available for future grant.

The Company also had non-qualified stock option plans under which options were granted to non-employee directors and two previous plans under which options were granted to key employees, consultants and advisors. During 2002, the Company recorded approximately $50,000 as stock option compensation expense related to grants to consultants and advisors of the Company. At March 30, 2002, there were 3,232,461 options outstanding related to these plans. No further options will be granted under these plans.

The Company has an Employee Stock Purchase Plan (the "Purchase Plan") under which a maximum of 375,000 shares (subject to adjustment for stock splits and similar changes) of common stock may be purchased by eligible employees. Substantially all full-time employees of the Company are eligible to participate in the Purchase Plan.

The Purchase Plan provides for two "purchase periods" within each of the Company's fiscal years, the first commencing on November 1 of each year and continuing through April 30 of the next calendar year, and the second commencing on May 1 of each year and continuing through October 31 of such year. Shares are purchased through an accumulation of payroll deductions (of not less than 2% nor more than 8% of compensation, as defined) for the number of whole shares determined by dividing the balance in the employee's account on the last day of the purchase period by the purchase price per share for the stock determined under the Purchase Plan. The purchase price for shares is the lower of 85% of the fair market value of the common stock at the beginning of the purchase period, or 85% of such value at the end of the purchase period.

During 2002, there were 23,247 shares purchased at a range of $20.40 to $27.52 per share under the Purchase Plan. During 2001, there were 24,672 shares purchased at a range of $15.84 to $19.50 per share under the Purchase Plan.

The Company accounts for employee and director grants under APB No. 25, resulting in no compensation cost being recognized for options granted at fair market value. Had the compensation cost for these plans been determined consistent with the SFAS No. 123, the Company's net income and earnings per share would have been the following pro forma amounts (in thousands):

		2002	2001	2000
Net Income:	As Reported	$30,027	$7,236	$15,370
	Pro Forma	$22,561	$648	$11,406
Basic EPS:	As Reported	$1.15	$0.29	$0.59
	Pro Forma	$0.86	$0.03	$0.44
Diluted EPS:	As Reported	$1.11	$0.28	$0.58
	Pro Forma	$0.83	$0.03	$0.43

For purposes of the pro forma disclosure, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2002	2001	2000
Volatility	29.1%	30.9%	33.0%
Risk-Free Interest Rate	5.1%	6.3%	5.8%
Expected Life of Options	7 yrs.	7 yrs.	7 yrs.

The weighted average grant date fair value of options granted during 2002, 2001 and 2000 was approximately $13.48, $11.07 and $8.77, respectively.

The fair values of shares purchased under the Employee Stock Purchase Plan are estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2002	2001	2000
Volatility	30.5%	31.9%	27.9%
Risk-Free Interest Rate	5.1%	6.1%	5.4%
Expected Life of Options	6 mos.	6 mos.	6 mos.

The weighted average purchase date fair value of shares purchased under the Purchase Plan was $6.77 in 2002, $5.14 in 2001 and $4.32 in 2000.

A summary of stock option activity for the three years ended March 30, 2002 is as follows:

	Number of Shares	Weighted Average Exercise Price per Share
Outstanding at April 3, 1999	2,995,952	$17.20
Exercisable at April 3, 1999	1,281,565	$17.67
Granted	1,165,831	$18.48
Exercised	(302,188)	$16.64
Terminated	(140,706)	$18.26
Outstanding at April 1, 2000	3,718,889	$17.60
Exercisable at April 1, 2000	1,705,625	$17.34
Granted	1,255,099	$23.60
Exercised	(716,912)	$17.18
Terminated	(119,361)	$17.23
Outstanding at March 31, 2001	4,137,715	$19.51
Exercisable at March 31, 2001	1,842,814	$18.44
Granted	1,044,289	$31.60
Exercised	(731,788)	$17.68
Terminated	(92,416)	$23.03
Outstanding at March 30, 2002	4,357,800	$22.64
Exercisable at March 30, 2002	2,100,147	$19.32

The following table summarizes information about stock options outstanding at March 30, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding At March 30, 2002	Weighted Average Outstanding Contractual Life	Weighted Average Exercise Price	Number Exercisable At March 30, 2002	Weighted Average Exercise Price
$14.44 - $17.63	1,468,483	6.13	$16.15	1,075,318	$16.20
$17.75 - $23.78	1,473,228	6.83	$21.69	778,287	$20.89
$24.38 - $35.58	1,416,089	8.45	$30.35	246,542	$27.99
Total	4,357,800	7.12	$22.64	2,100,147	$19.32

8. SAVINGS PLUS PLAN

The Company's Savings Plus Plan is a 401(k) plan that allows employees to accumulate savings on a pre-tax basis. In addition, the Company makes matching contributions to the Plan based upon pre-established rates. The Company's matching contributions amounted to approximately $1.7 million, $1.5 million and $1.4 million in 2002, 2001 and 2000, respectively. The Company can also make additional discretionary contributions if approved by the Board of Directors. No discretionary contributions were made for the Savings Plan in 2002, 2001 and 2000.

The Company has no material obligation for post-retirement or post-employment benefits.

9. TRANSACTIONS WITH RELATED PARTIES

The Company advances money to various employees for relocation costs and other personal purposes. Loans to employees, which are included in other assets, amounted to approximately $0.8 million as of March 30, 2002, and $0.6 million as of March 31, 2001, and are payable within five years. Certain loans are interest bearing, and the Company records interest income on these loans when collected. Certain loans have forgiveness provisions based upon continued service or compliance with various guidelines. The Company amortizes the outstanding loan balance as a charge to operating expense as such amounts are forgiven.

10. SEGMENT, GEOGRAPHIC AND CUSTOMER INFORMATION

Segment Definition Criteria

The Company manages its business on the basis of one operating segment: the design, manufacture and marketing of automated blood processing systems. Haemonetics' chief operating decision-maker uses consolidated results to make operating and strategic decisions. Manufacturing processes, as well as the regulatory environment in which the Company operates, are largely the same for all product lines.

Product and Service Segmentation

The Company's principal product offerings include blood bank, red cell, surgical and plasma collection products.

The blood bank products include machines and single use disposables and solutions that perform "apheresis" (the separation of whole blood into its components and subsequent collection of certain components, including platelets and plasma), as well as the washing of red blood cells for certain applications. The main devices used for these blood processing applications are the MCS®+, mobile collection system and the ACP™ 215 automated cell processing system.

Red cell products include machines and single use disposables and I.V. solutions that perform apheresis for the collection of red blood cells. Devices used for the collection of red blood cells are the MCS®+, mobile collection systems.

Surgical products include machines, and single use disposables that perform intraoperative autologous transfusion ("IAT") or surgical blood salvage, as it is more commonly known, in orthopedic and cardiovascular surgical applications. Surgical blood salvage is a procedure whereby shed blood is collected, cleansed and returned back to a patient. The devices used in the surgical area are the OrthoPAT® System, and a full line of Cell Saver® autologous blood recovery systems.

Plasma collection products are machines, disposables, solutions and software that perform apheresis for the separation of whole blood components and subsequent collection of plasma. The device used in automated plasma collection is the PCS®2 plasma collection system.

Years ended (in thousands)	Blood Bank	Red Cells	Surgical	Plasma	Other	Total
March 30, 2002						
Revenues from external customers	$111,098	$10,661	$70,642	$111,276	$16,292	$319,969
March 31, 2001						
Revenues from external customers	$111,354	$8,088	$66,467	$90,838	$17,113	$293,860
April 1, 2000						
Revenues from external customers	$107,830	$6,351	$64,291	$87,138	$15,002	$280,612

Geographical Segmentation

Years ended (in thousands)

March 30, 2002

	United States	Other North America	Total North America	Japan	Other Asia	Total Asia	Germany	France	United Kingdom	Italy	Austria	Other Europe	Total Europe	Total Consolidated
Sales	$121,558	$2,697	$124,255	$96,559	$19,903	$116,462	$23,941	$16,517	$4,183	$8,763	$6,929	$18,918	$79,252	$319,969
Total Assets	258,925	3,022	261,947	38,465	5,658	44,123	9,592	11,901	5,004	11,531	2,475	18,348	58,851	364,921
Long-Lived Assets	102,465	2,599	105,064	11,553	1,574	13,127	3,451	1,469	249	1,124	820	6,782	13,895	132,086

March 31, 2001

	United States	Other North America	Total North America	Japan	Other Asia	Total Asia	Germany	France	United Kingdom	Italy	Austria	Other Europe	Total Europe	Total Consolidated
Sales	$ 96,555	$2,688	$ 99,243	$93,311	$17,865	$111,176	$23,996	$18,281	$7,353	$8,643	$6,583	$18,585	$83,441	$293,860
Total Assets	254,455	–	254,455	31,262	5,851	37,113	9,256	11,214	2,663	8,841	1,895	19,877	53,746	345,314
Long-Lived Assets	101,984	–	101,984	8,039	2,053	10,092	3,106	1,376	–	902	596	8,094	14,074	126,150

April 1, 2000

	United States	Other North America	Total North America	Japan	Other Asia	Total Asia	Germany	France	United Kingdom	Italy	Austria	Other Europe	Total Europe	Total Consolidated
Sales	$ 91,007	$1,919	$ 92,926	$78,516	$16,579	$95,095	$26,074	$21,653	$8,832	$8,912	$6,568	$20,552	$92,591	$280,612
Total Assets	233,010	89	233,099	40,682	6,551	47,233	8,096	12,288	3,214	8,605	2,006	20,219	54,428	334,760
Long-Lived Assets	94,140	43	$94,183	12,090	3,425	15,515	2,562	1,253	–	1,168	625	9,536	15,144	124,842

11. ACQUISITIONS

Fifth Dimension

Effective January 1, 2002 the Company acquired Fifth Dimension Information Systems, Inc. ("Fifth Dimension") of Edmonton Canada, for $10.4 million, which includes transaction costs of $0.2 million. Fifth Dimension develops and markets data management software for plasma collection centers and fractionators. The acquisition was accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141 ("SFAS No. 141"), "Business Combinations" which requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under the purchase method, the results of operations of acquired companies are included prospectively from the date of acquisition and the acquisition cost is allocated to the acquirees' assets and liabilities based upon their fair market value at the date of acquisition.

The purchase price was allocated to the net assets acquired based on the Company's estimates of fair value at the acquisition date. An independent valuation was performed to assess and allocate value to certain purchased tangible assets including property, plant and equipment. The fair market value of liabilities included in the net assets purchased was $0.4 million. No cash was purchased. The excess of the purchase price over the fair market value of the net assets acquired was recorded as goodwill. At March 30, 2002, the amount of recorded goodwill is $1.9 million although the allocation of the purchase price continues to be subject to adjustment upon final valuation of certain acquired assets and liabilities. Pro forma results of operations have not been presented because the effect of this acquisition is not material to the Company.

A separate independent valuation was performed to assess and allocate value to the technology, tradename and customer contracts with the acquisition. This independent valuation resulted in $6.6 million being allocated to these identifiable intangible assets. The useful life assigned to the technology and the contracts was 6 years and 15 years respectively, with the tradename assigned an indefinite life.

This acquisition involves potential earn-out payments of up to $4.1 million based on the acquired company reaching certain performance milestones prior to fiscal 2006. These payments, if earned, will be allocated to goodwill.

Pathogen Inactivation Technology

In the third quarter of fiscal 2002, the Company paid $10.0 million to acquire the right to integrate a new pathogen inactivation technology into its platelet collection devices after the technology receives regulatory approval. Baxter and Cerus are jointly developing the technology. Cerus anticipates European regulatory clearance during fiscal 2003, with U.S. and other clearances following over the next few years. The $10.0 million was expensed in the Company's consolidated statement of operations as acquired research and development.

Transfusion Technologies

On September 18, 2000, the Company completed the acquisition of Transfusion Technologies Corporation, a Delaware Corporation ("Transfusion") pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated September 4, 2000 among the Company, Transfusion, Transfusion Merger Co., the holders of a majority of outstanding shares of Preferred and Common Stock of Transfusion and certain principals of Transfusion. The acquisition was effected in the form of a merger (the "Merger") of Transfusion Merger Co., a wholly owned subsidiary of the Company, with and into Transfusion. Transfusion was the surviving corporation in the merger.

Transfusion designs, develops and markets systems for the processing of human blood for transfusion to patients. Its systems are based on centrifuge technology called the Dynamic Disk TM and consist of sterile, single-use disposable sets and computer controlled electromechanical devices that control the blood processing procedure. The systems have applications in both autotransfusion and blood component collection technologies.

The aggregate purchase price, before transaction costs and cash acquired, of approximately $50.1 million was comprised of $36.5 million to Transfusion's common and preferred stockholders, and warrant and option holders, and $13.6 million, representing the economic value of the Company's 19.8% preferred stock investment in Transfusion made in November 1999. The cash required to purchase the remaining 80.2% interest in Transfusion, was $26.6 million, net of cash acquired.

The Transfusion merger was accounted for using the purchase method of accounting for business combinations. Accordingly, the accompanying consolidated statement of operations includes Transfusion's results of operations commencing on the date of acquisition. The purchase price was allocated to the net assets acquired based on the Company's estimates of fair value at the acquisition date. The fair market value of liabilities included in the net assets purchased was $6.3 million. The excess of the purchase price over the fair market value of the net assets acquired was recorded as goodwill in the amount of $2.8 million. During the year following the acquisition, certain adjustments were made relative to the fair value assigned to net operating losses and certain other liabilities resulting in a complete write down of goodwill, and a partial write down of $2.6 million of other acquired intangibles and $1.0 million of other acquired assets related to this transaction.

The final allocation of the purchase price over the fair market value of the assets acquired is as follows, (in thousands):

Consideration Paid for 80.2%	$ 45,046	
Plus other estimated transaction costs	1,607	(i)
Total estimated purchase price	46,653	
Less: estimated fair value of Transfusion's identifiable net assets on September 15, 2000	43,832	
Total estimated goodwill due to acquisition	$ 2,821	
Gross adjustment due to a change in the valuation of acquired net operating losses associated with the acquisition of Transfusion recorded in September 2000	(2,821)	
Total goodwill as of December 29, 2001	$ ---	

(i) Transaction costs primarily include professional fees, costs to close down Transfusion's facility and severance costs.

In-Process Research and Development

Included in the purchase price allocation for the acquisition of Transfusion was an aggregate amount of purchased in-process research and development ("IPR&D") of $21.5 million, $2.9 million of which is reflected in the restatement of the fiscal year 2000 relative to Haemonetics' original 19.8% investment and $18.6 million of which is reflected in the 12 months ended March 31, 2001 consolidated statement of operations. The values represent purchased in-process technology that had not yet reached technical feasibility and had no alternative future use. Accordingly, the amounts were immediately expensed in the consolidated statement of operations as acquired research and development.

An independent valuation was performed to assess and allocate a value to the purchased IPR&D. The value represents the estimated fair market value based on risk-adjusted future cash flows generated by the products employing the in-process technology over a ten-year period. Estimated future after-tax cash flows for each product were based on Transfusion's and Haemonetics' estimates of revenue, operating expenses, income taxes, and charges for the use of contributory assets. Additionally, these cash flows were adjusted to compensate for the existence of any core technology and development efforts that were to be completed post-acquisition.

Revenues were estimated based on relevant market size and growth factors, expected industry trends, individual product sales cycles, and the estimated life of each product's underlying technology. Estimated operating expenses include cost of goods sold, selling, general and administrative, and research and development ("R&D") expenses. The estimated R&D expenses include only those costs needed to maintain the products once they have been introduced into the market. Operating expense estimates were consistent with expense levels for similar products.

The discount rates used to present-value the projected cash flows were based on a weighted average cost of capital relative to Transfusion and its industry adjusted for the product-specific risk associated with the purchased IPR&D projects. Product-specific risk includes such factors as: the stage of completion of each project, the complexity of the development work completed to date, the likelihood of achieving technological feasibility, and market acceptance.

The forecast data employed in the valuation were based upon projections created by Transfusion's management and Haemonetics management's estimate of the future performance of the business. The inputs used in valuing the purchased IPR&D were based on assumptions that management believes to be reasonable but which are inherently uncertain and unpredictable. These assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events or circumstances will not occur. Accordingly, actual results may vary from the forecasted results. While management believes that all of the development projects will be successfully completed, failure of any of these projects to achieve technological feasibility, and/or any variance from forecasted results, may result in a material adverse effect on Haemonetics' financial condition and results of operations.

A brief description of the IPR&D projects related to the acquisition of Transfusion, including their estimated stage of completion and associated discount rates used in the accounting for them, is outlined below.

Chairside Separator ("CSS"). The CSS is a portable, automated device used for the donor-side collection and processing of a single unit of whole blood into a unit of red cell concentrate and plasma. The system is designed for use in a blood center, hospital, or mobile blood drive location and can be powered either through a standard AC outlet or by DC battery packs. Haemonetics estimates that the project was 95% completed at the time of the acquisition and that product sales would commence by the fourth quarter of 2002. The IPR&D value assigned to the CSS was $17.6 million. A discount rate of 33% was employed in the analysis.

The Company now considers the CSS project 100% complete, having completed the clinical safety study on July 13, 2001 and submission of the 510(k) to the Food and Drug Administration ("FDA") on September 21, 2001. Product sales will commence upon approval by the FDA which could be one year, or greater, from the submission date.

Red Cell Collector ("RCC") The RCC is a portable, automated device used for the collection and processing of two units of red blood cells from donors. The system collects and automatically anticoagulates the whole blood while separating it into red blood cells and plasma. The plasma and 500 ml of saline is then re-infused back to the donor. The system is designed for use in a blood center, hospital, or mobile blood drive location and can be powered either through a standard AC outlet or by DC battery packs. Haemonetics estimates that the RCC project was 65% completed at the time of acquisition and that product sales would commence by the second quarter 2003. The IPR&D value assigned to the RCC was $3.9 million. A discount rate of 33% was employed in the analysis.

As of March 30, 2002, the estimated percent completion of the RCC project is 71%. The expected date that product sales will commence is fiscal year 2004. Estimates for cost of sales, S,G&A costs and income tax rates relative to the RCC project remain unchanged. Significant design, software programming, disposable set development and sourcing requirements are still to be completed. In addition, clinical trials will be conducted prior to submission of a 510(k) to the FDA. The estimated cost to be incurred to develop the purchased in-process RCC technology into a commercially viable product is $1.9 million in fiscal year 2003 and $1.0 million in fiscal 2004.

The following unaudited pro forma summary combines the consolidated results of operations of Haemonetics Corporation and Transfusion as if the acquisition had occurred as of the beginning of the fiscal year presented after giving effect to certain adjustments including adjustments to reflect reductions in depreciation expense, increases in intangible and goodwill amortization expense and lost interest income. This pro forma summary is not necessarily indicative of the results of operations that would have occurred if Haemonetics and Transfusion had been combined during such periods. Moreover, the pro forma summary is not intended to be indicative of the results of operations to be attained in the future.

	Twelve Months Ended	
	March 31, 2001	April 1, 2000
	(In thousands, except per share amounts)	
Net revenues	$295,236	$ 279,389
Operating income	26,457	13,988
Income from continuing operations	21,680	9,526
Basic and diluted income per common share from continuing operations:		
Basic	$ 0.857	$ 0.365
Diluted	$ 0.834	$ 0.359
Weighted average number of common shares outstanding:		
Basic	25,299	26,087
Diluted	26,005	26,501

Unusual charges expensed in the 12 months ended March 31, 2001 resulting from the acquisition of Transfusion amounted to $4.6 million. Included in the unusual charges were $2.8 million in bonuses paid to key Transfusion executives hired by Haemonetics and severance to Haemonetics employees laid off due to overlaps created by the merger, a $0.5 million write-off of an investment in a technology which the Company decided not to pursue in lieu of the technologies acquired in the merger, and the adjustment required to modify the 19.8% investment of Transfusion by Haemonetics in November 1999 from the cost method to the equity method of accounting as required by generally accepted accounting principles. To effect this change, the historic cost of the 19.8% investment made by Haemonetics was written down by its 19.8% share of the losses incurred by Transfusion from November 1999 through the date of acquisition of the remaining 80.2%. For fiscal year 2001, the charge to the statement of operations related to this equity adjustment was $ 1.3 million. In addition, the Company restated its investment in Transfusion on the balance sheet for losses incurred through April 1, 2000. Retained earnings at April 1, 2000, and the statement of operations for the 12 months ended April 1, 2000, reflected a $3.6 million charge, $0.7 million, which is included in other unusual charges, related to the cost to equity method of accounting adjustment and $2.9 million related to IPR&D attributable to Haemonetics' initial investment.

Plasma collection bottle plant

In January 2001, the Company purchased the assets of Alpha Therapeutic Corporation's ("Alpha") Compton, California plasma collection bottle plant for $8.3 million. The disposable plastic bottles made at the plant are used by many of the Company's existing U.S. Commercial Plasma customers. As part of the transaction, the Company signed long-term, exclusive supply agreements with Alpha for plasma collection bottles and 4% Sodium Citrate anticoagulant solutions that are used in each plasma collection.

The asset purchase was accounted for using the purchase method of accounting for business combinations. Accordingly, the purchase price was allocated to the net assets acquired based on the Company's estimates of fair value at the acquisition date. An independent valuation was performed to assess and allocate value to certain purchased tangible assets including property, plant and equipment. A separate independent valuation was performed to assess and allocate value to the customer base purchased in conjunction with the acquisition. This intangible asset is being amortized over 15 years. At March 31, 2001, the excess of the purchase price over the fair market value of the net assets acquired was recorded as goodwill in the amount of $0.7 million. During the year ended March 30, 2002, an adjustment was recorded to accrue costs associated with the shutdown of the Compton, California manufacturing facility. The impact was an increase to goodwill of $1.1 million. The goodwill is no longer being amortized in accordance with SFAS No. 142.

12. UNUSUAL ITEM

In January 1998, the Chinese government (Ministry of Health) issued an executive order to automate manual plasmapheresis throughout China. By March 1998, the Company had placed approximately 1,200 plasma collection machines in China under a sales-type lease contract with a local distributor. The sales-type lease contract included minimum annual disposable products use commitments per machine under contract and included a ramp-up period.

In March 2000, the Company reassessed its ability to realize the full value of the sales-type lease as originally recorded given that the ramp up in disposable purchases expected had not materialized. In the Company's opinion two main factors or market conditions contributed to the distributor's failure to meet its disposable purchase commitments. Although the Chinese government passed an executive order in 1998 making manual plasma collection unlawful, government authorities failed to enforce the order and manual plasma collection, which is much less costly for the collector, continues for a large percentage of total plasma collections. Secondly, the availability of, and lack of enforcement against, unauthorized local copies of disposable products at a lower cost significantly impacted purchases from foreign suppliers, including Haemonetics.

Given the change in market conditions, a reassessment of the contract was performed with a new estimate of future disposable purchases and related cash flows considering the reduced percentage of the market willing to use automated collection with foreign manufactured products and because of pricing concessions extended to the local distributor by Haemonetics. Based on the reassessment, the Company wrote down the investment in sales type leases by $9.5 million during the fourth quarter of fiscal year 2000 and reflected this as an unusual charge on the consolidated statement of operations.

13. SUMMARY OF QUARTERLY DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal year ended March 30, 2002:				
Net revenues (a)	$75,801	$80,704	$84,411	$79,053
Gross profit	36,311	39,801	41,235	37,487
Operating income	9,532	12,954	2,806	11,156
Income before cumulative effect of change in accounting principle	7,640	9,948	2,432	7,703
Cumulative effect of change in accounting principle, net of tax (b)	2,304	--	--	--
Net income	9,944	9,948	2,432	7,703
Share data:				
Income before cumulative effect of change in accounting principle				
Basic	$0.29	$0.38	$0.09	$0.29
Diluted	$0.28	$0.37	$0.09	$0.29
Net Income:				
Basic	$0.38	$0.38	$0.09	$0.30
Diluted	$0.37	$0.37	$0.09	$0.29
Fiscal year ended March 31, 2001:				
Net revenues (a)	$70,265	$70,943	$76,238	$76,414
Gross profit	33,445	33,421	39,019	36,528
Operating income (loss)	7,848	(14,493)	10,967	9,098
Income (loss) from operations	6,224	(15,117)	8,963	7,166
Net income (loss)	6,224	(15,117)	8,963	7,166

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Share data:				
Net income (loss):				
Basic	$0.25	($0.60)	$0.35	$0.28
Diluted	$0.24	($0.60)	$0.34	$0.27

a) All revenues shown were restated to include additional shipping and handling revenue billed to customers in accordance with Emerging Issues Task Force (EITF) Issue 00-10, "Accounting for Shipping and Handling Fees and Costs" (EITF 00–10) which the Company adopted in the fourth quarter of fiscal 2001. Prior to the Company's adoption of EITF 00-10, amounts billed to customers for shipping and handling were netted against the related costs in cost of goods sold or S,G&A (see Note 2 to the consolidated financial statements for further discussion).

b) Effective April 1, 2001, the Company adopted SFAS 133, as amended, which resulted in the recognition of $2.3 million as a cumulative effect of a change in accounting principle, net of tax. This amount is the change in the fair value of forward contracts related to forward points, which the Company excludes from its assessment of hedge effectiveness (see Note 2 to the consolidated financial statements for further discussion).

Report of Independent Public Accountants

To the Stockholders of Haemonetics Corporation:

We have audited the accompanying consolidated balance sheets of Haemonetics Corporation (a Massachusetts corporation) and its subsidiaries as of March 30, 2002 and March 31, 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Haemonetics Corporation and its subsidiaries as of March 30, 2002 and March 31, 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 30, 2002, in conformity with accounting principles generally accepted in the United States.

As explained in Note 2 to the financial statements, effective April 1, 2001, the Company changed its method of accounting for derivative instruments and hedging activities in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

S/ARTHUR ANDERSEN

Boston, Massachusetts
April 22, 2002

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

(a) The information concerning the Company's directors and concerning compliance with Section 16(a) of the Securities Exchange Act of 1934 required by this Item is incorporated by reference to the Company's Proxy Statement for the Annual Meeting to be held July 23, 2002.

(b) The information concerning the Executive Officers of the Company is set forth at the end of Part I hereof.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to the Company's Proxy Statement for the Annual Meeting to be held July 23, 2002.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this Item concerning security ownership of certain beneficial owners and management is incorporated by reference to the Company's Proxy Statement for the Annual Meeting to be held July 23, 2002.

Stock Plans

The following table below sets forth information as of March 30, 2002 with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Number of securities to be issued upon exercise of outstanding options under Employee Stock Purchase Plan[1]	(c) Weighted average exercise price of outstanding options, warrants and rights	(d) Exercise price of outstanding options under Employee Stock Purchase Plan[2]	(e) Number of securities available for future issuance under equity compensation plans (excluding securities reflected in columns)(a) and (b)[3]
Equity Compensation Plans approved by security holders	4,357,800	12,832	$22.6388	$28.17	2,660,703
Equity compensation plans not approved by security holders	-	-	-	-	-
Total	4,357,800	12,832	$22.6388	$28.17	2,660,703

[1] Issuable with respect to the purchase period which began November 1, 2001 and ended April 30, 2002.

[2] Represents 85% of Fair Market Value on April 30, 2002 (the end of the purchase period). Under the Plan, the exercise price for a purchase period is the lower of 85% of Fair Market Value on the first business day of the period or 85% of the Fair Market Value on the last business day of the period.

[3] Includes 286,042 shares available for purchase under the Employee Stock Purchase Plan in future purchase periods.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

The following documents are filed as a part of this report:

(a) Financial Statements are included in Part II of this report

Financial Statements required by Item 8 of this Form

Schedules required by Article 12 of Regulation S-X

All other schedules have been omitted because they are not applicable or not required.

(b) Reports on Form 8-K
None

(c) Exhibits required by Item 601 of Regulation S-K are listed in the Exhibit Index at page 71, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAEMONETICS CORPORATION

By: /s/ Sir Stuart Burgess
Sir Stuart Burgess
Chairman

By: /s/ James L. Peterson
James L. Peterson, President
and Chief Executive Officer

Date: April 30, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Sir Stuart Burgess **Sir Stuart Burgess**	Chairman of the Board	April 30, 2002
/s/ James L. Peterson **James L. Peterson**	President and Chief Executive Officer Director	April 30, 2002
/s/ Ronald J. Ryan **Ronald J. Ryan**	Sr. Vice President and Chief Financial Officer, (Principal Financial and Accounting Officer)	April 30, 2002
/s/ Yutaka Sakurada **Yutaka Sakurada**	Sr. Vice President Haemonetics Corp. and President, Haemonetics Japan Director	April 30, 2002
/s/ Benjamin L. Holmes **Benjamin L. Holmes**	Director	April 30, 2002
/s/ Donna C. E. Williamson **Donna C. E. Williamson**	Director	April 30, 2002
/s/ N. Colin Lind **N. Colin Lind**	Director	April 30, 2002
/s/ Harvey G. Klein M.D. **Harvey G. Klein M.D.**	Director	April 30, 2002
/s/ Ronald G. Gelbman **Ronald G. Gelbman**	Director	April 30, 2002

EXHIBITS FILED WITH SECURITIES AND EXCHANGE COMMISSION

Number and Description of Exhibit

3. Articles of Organization

3A* Articles of Organization of the Company effective August 29, 1985, as amended December 12, 1985 and May 21, 1987 (filed as Exhibit 3A to the Company's Form S-1 No. 33-39490 and incorporated herein by reference).

3B* Form of Restated Articles of Organization of the Company (filed as Exhibit 3B to the Company's Form S-1 No. 33-39490 and incorporated herein by reference).

3C* By-Laws of the Company presently in effect (filed as Exhibit 3C to the Company's Form 10-K No. 1-10730 for the year ended April 3, 1993 and incorporated herein by reference).

3D* Articles of Amendment to the Articles of Organization of the Company filed May 8, 1991 with the Secretary of the Commonwealth of Massachusetts (filed as Exhibit 3E to the Company's Amendment No. 1 to Form S-1 No. 33-39490 and incorporated herein by reference).

4. Instruments defining the rights of security holders

4A* Specimen certificate for shares of common stock (filed as Exhibit 4B to the Company's Amendment No. 1 to Form S-1 No. 33-39490 and incorporated herein by reference).

10. Material Contracts

10A* The 1990 Stock Option Plan, as amended (filed as Exhibit 4A to the Company's Form S-8 No. 33-42006 and incorporated herein by reference).

10B* Form of Option Agreements for Incentive and Non-qualified Options (filed as Exhibit 10B to the Company's Form S-1 No. 33-39490 and incorporated herein by reference).

10C* Credit Facility with Swiss Bank Corporation (filed as Exhibit 10J to the Company's Amendment No. 1 to Form S-1 No. 33-39490 and incorporated herein by reference).

10D* Lease dated July 17, 1990 between the Buncher Company and the Company of property in Pittsburgh, Pennsylvania (filed as Exhibit 10K to the Company's Form S-1 No. 33-39490 and incorporated herein by reference).

10E* Lease dated July 3, 1991 between Wood Road Associates II Limited Partnership and the Company for the property adjacent to the main facility in Braintree, Massachusetts (filed as Exhibit 10M to the Company's Form 10-K No. 1-10730 for the year ended March 28, 1992 and incorporated herein by reference).

10F* Amendment No. 1 to Lease dated July 3, 1991 between Wood Road Associates II Limited Partnership and the Company for the child care facility (filed as Exhibit 10N to the Company's Form 10-K No. 1-10730 for the year ended March 28, 1992 and incorporated herein by reference).

10G* Bank Overdraft Facility between The Sumitomo Bank and the Company with an annual renewal beginning February 28, 1993 (filed as Exhibit 10O to the Company's Form 10-K No. 1-10730 for the year ended March 28, 1992 and incorporated herein by reference).

10H* Bank Overdraft Facility between The Mitsubishi Bank and the Company with an annual renewal beginning June 30, 1993 (filed as Exhibit 10P to the Company's Form 10-K, No. 1-10730 for the year ended March 28, 1992 and incorporated herein by reference).

10I* Short-term Loan Agreement between The Mitsubishi Bank and the Company renewable every three months (filed as Exhibit 10Q to the Company's Form 10-K No. 1-10730 for the year ended March 28, 1992 and incorporated herein by reference).

10J* Amendment No. 2 to Lease dated July 3, 1991 between Wood Road Associates II Limited Partnership and the Company (filed as Exhibit 10S to the Company's Form 10-K No. 1-10730 for the year ended April 3, 1993 and incorporated herein by reference).

10K* Real Estate purchase agreement dated May 1, 1994 between 3M UK Holding PLC and the Company (filed as Exhibit 10AA to the Company's Form 10-K No. 1-10730 for the year ended April 1, 1995 and incorporated herein by reference).

10L* 1992 Long-Term Incentive Plan (filed as Exhibit 10V to the Company's Form 10-K No. 1-10730 for the year ended April 3, 1993 and incorporated herein by reference).

10M* Real Estate purchase agreement dated September 30, 1994 between The Midland Mutual Life Insurance Company and the Company (filed as Exhibit 10AB to the Company's Form 10-K No. 1-10730 for the year ended April 1, 1995 and incorporated herein by reference).

10N* Purchase agreement dated October 1, 1994 between Kuraray Co. and the Company (filed as Exhibit 10AC to the Company's Form 10-K No. 1-10730 for the year ended April 1, 1995 and incorporated herein by reference).

10O* Asset Purchase Agreement dated as of July 18, 1995 between DHL Laboratories and the Company (filed as Exhibit 10AF to the Company's Form 10-K No. 1-10730 for the year ended March 30, 1996 and incorporated herein by reference).

10P* First Amendment to lease dated July 17, 1990 between Buncher Company and the Company of property in Pittsburgh, Pennsylvania (filed as Exhibit 10AI to the Company's Form 10-Q No. 1-10730 for the quarter ended December 28, 1996 and incorporated herein by reference).

10Q* Amendment, dated April 18, 1997 to the 1992 Long-Term Incentive Plan (filed as Exhibit 10V to the Company's Form 10-K No. 1-10730 for the year ended April 3, 1993 and incorporated herein by reference).

10R* Note Purchase agreement whereby Haemonetics Corporation authorized sale of $40,000,000, 7.05% Senior Notes due October 15, 2007 (filed as Exhibit 10A to the Company's Form 10-Q No. 1-10730 for the quarter ended September 27, 1997 and incorporated herein by reference).

10S* 1998 Employee Stock Purchase Plan (filed as Exhibit 10Z to the Company's Form 10-K No. 1-10730 for the year ended March 28, 1998 and incorporated herein by reference).

10T* 1998 Stock Option Plan for Non-Employee Directors. (filed as Exhibit 10AA to the Company's Form 10-K No. 1-10730 for the year ended March 28, 1998 and incorporated herein by reference).

10U* Lease, dated July 29, 1997 between New Avon Limited Parnership and the Company for the property in Avon, Massachusetts (filed as Exhibit 10AB to the Company's Form 10-K No. 1-10730 for the year ended March 28, 1998 and incorporated herein by reference).

10V* Agreement on Bank Transactions between Haemonetics Corporation and the Bank of Tokyo-Mitsubishi, Ltd. dated February 14, 1985 (filed as Exhibit 10AA to the Company's Form 10-K No. 1-10730 for the year ended April 3, 1999 and incorporated herein by reference).

10W* Agreement and Plan of Merger dated September 4, 2000 between Haemonetics Corporation and Transfusion Technologies Corporation (filed as Exhibit 2.1 to the Company's Form 8-K No. 1-14041 dated September 29, 2000 and incorporated herein by reference).

10X* Amendment dated September 29, 2000 to the 7.05% Senior Notes Plan (filed as Exhibit 10A to the Company's Form 10-Q No. 1-10730 for the quarter ended September 30, 2000).

10Y* Haemonetics Corporation 2000 Long-term Incentive Plan (filed as Exhibit 10A to the Company's Form 10-Q No. 1-10730 for the quarter ended December 30, 2000).

10Z* Note and Mortgage dated December 12, 2000 between the Company and General Electric Capital Business Asset Funding Corporation relating to the Braintree facility (filed as Exhibit 10B to the Company's Form 10-Q No. 1-10730 for the quarter ended December 30, 2000).

10AA Amendment No. 3 to Lease dated July 3, 1991 between Wood Road Associates II Limited Partnership and the Company, dated April 1, 1997.

10AB Amendment No. 4 to Lease dated July 3, 1991 between Wood Road Associates II Limited Partnership,as assigned to Trinet Essential Facilities XXIX, Inc., effective June 18, 1998, and the Company, dated February 25, 2002.

21. Subsidiaries of the Company

23. Consent of the Independent Public Accountants

99. Letter of Assurances from Arthur Andersen LLP

(All other exhibits are inapplicable.)

---

* Incorporated by reference.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SUPPLEMENTAL SCHEDULE TO THE CONSOLIDATIED FINANCIAL STATEMENTS

We have audited in accordance with auditing standards generally accepted in the United States the consolidated financial statements of Haemonetics Corporation and subsidiaries included in this Form 10-K, and have issued our report thereon dated April 22, 2002. Our audit was made for the purpose of forming an opinion on those statements taken as a whole. The schedule listed in the index in item 14(a) is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

S/ARTHUR ANDERSEN

Boston, Massachusetts
April 22, 2002

SCHEDULE II

HAEMONETICS CORPORATION

VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Write-Offs (Net of Recoveries)	Balance at End of Period
For Year Ended March 30, 2002					
Allowance for Doubtful Accounts	$ 1,233	$ 198	$ -	$ (133)	$ 1,298
Purchase Accounting Reserves	601	-	1,139	(1,696)	44
For the Year Ended March 31, 2001					
Allowance for Doubtful Accounts	1,149	279	-	(195)	1,233
Purchase Accounting Reserves	-	-	2,661	(2,060)	601
For the Year Ended April 1, 2000					
Allowance for Doubtful Accounts	747	625	-	(223)	1,149
Discontinued Operations Reserve	5,616	-	-	(5,616)	-

Worldwide Management Team

EXECUTIVE COMMITTEE

Robert Ebbeling
Senior Vice President, Manufacturing

Thomas Headley
Executive Vice President

James Peterson
President and CEO

Ronald Ryan
Senior Vice President and CFO

Timothy Surgenor
Executive Vice President

Stephen Swenson
Executive Vice President

CORPORATE MANAGEMENT

Debra Canner
Corporate Vice President,
Human Resources

Bruno Deglaire
Vice President & President,
European and Asian Operations

Lise Halpern
Vice President, U.S. Marketing and
Red Cell Business Unit

Steven Kasok
Treasurer

Thomas Lawlor
Vice President, U.S. Field Operations

Brad Lazaruik
President, Fifth Dimension
Information Systems

Peter Logue
Vice President, Worldwide Red Cell and
U.S. Blood Bank

Alicia Lopez
Senior Vice President and General Counsel

Etienne Pages
Vice President, Research & Development

Tony Paré
Vice President, Customer Services

Bob Pike
Vice President, Technical
Operational Integration

Mark Popovsky, M.D.
Vice President, Clinical and Regulatory
Affairs; President, Cell Processing
Division and Corporate Medical Director

Yutaka Sakurada
Member, Board of Directors
Chairman & CEO, Haemonetics Japan

Marci Sindell
Senior Vice President, Business Design

John Sokolowski
Vice President, Regulatory Affairs

Pam Spear
Vice President, Quality Systems

Gary Stacey
Senior Vice President, Business &
Technology Development

Peter Tomasulo, M.D.
Vice President, U.S. Plasma and
Strategic Account Development

John Vandegrift
Vice President, U.S. Surgical Sales

SUBSIDIARY MANAGEMENT

Daniel Bee
Manager, United Kingdom

Remi Corlin
Vice President, Benelux, Czech Republic,
Eastern Europe, and Emerging Markets

Fabio De Rubeis
Managing Director, Italy

Manfred Diemer
Manager, Austria, Czechoslovakia,
Poland, Hungary, Slovenia, and Croatia

Ulrich Eckert
Vice President, Germany and
Nordic Countries

Gabriel Impicciatore
President, Asia

Jean Papillon
Senior Vice President

Ryoji Sakai
President & COO, Haemonetics Japan

CORPORATE DIRECTORY

Haemonetics Corporation
(Corporate Headquarters)
400 Wood Road
Braintree, MA 02184 USA
Phone: 781-848-7100
Fax: 781-356-3558
http://www.haemonetics.com

Building 18, Avenue C
Buncher Industrial Park
Leetsdale, PA 15056 USA
Phone: 412-741-7399
Fax: 412-741-7458

155 Medical Sciences Drive
Union, SC 29379 USA
Phone: 864-427-6293
Fax: 864-427-1668

Haemonetics GesmbH
Handelsges.m.b.H
Berlagasse 45/B2-02
A-1210 Wien Austria
Phone: +43-1-294-2900
Fax: +43-1-294-2905

Haemonetics Belgium N.V.
Leuvensesteenweg 542, B.P. 14
Planet II Complex
1930 Zaventum Belgium
Phone: +32-2-720-7484
Fax: +32-2-720-7155
http://www.haemonetics.be

Fifth Dimension Information Systems
A Haemonetics Company
Suite 500, Merrill Lynch Tower
Edmonton Centre
Edmonton, Alberta T5J 2Z2
Canada
Phone: 780-425-6560
Fax: 780-420-6562
http://www.fifthd.ca

Haemonetics Medical Devices (Shanghai) Trading Co., Ltd.
Room 032.28F.HSBC Tower
101 Yin Cheng Rd. (E)
Shanghai 200120
People's Republic of China
Phone: 86-21-5066-3366
Fax: 86-21-6841-3688

Haemonetics CZ, spol. S.r.o.
Ptašínského 8
602 00 Brno Czech Republic
Phone: +42-054121-2400
Fax: +42-054121-2399

Haemonetics France S.A.R.L.
46 bis, rue Pierre Curie
Z.I. Les Gâtines
78370 Plaisir France
Phone: +33-1-308-141-41
Fax: +33-1-308-141-30

Haemonetics GmbH
Rohrauerstrasse 72
D-81477 Munich Germany
Phone: +49-89-785-8070
Fax: +49-89-780-9779
http://www.haemonetics.de

Haemonetics Hong Kong Ltd.
Suite 1314, 13/Floor
Two Pacific Place
88 Queensway Hong Kong
Phone: +852-2868-9218
Fax: +852-2801-4380

Haemonetics Italia S.R.L.
Via Donizetti, 30
20020 Lainate - Milan Italy
Phone: +39-02-935-70113
Fax: +39-02-935-72132

Haemonetics Japan K.K.
Kyodo Building
16-banchi, Ichiban-cho
Chiyoda-ku, Tokyo 102-0082
Japan
Phone: +81-3-3237-7260
Fax: +81-3-3237-7330
http://www.haemonetics.co.j

Haemonetics BV
Citco-WTO P/O 7241
Strawinskylaan 1725
1007 JE Amsterdam
Netherlands
Phone: 31-35-602-3425
Fax: 31-35-602-4198
http://www.haemonetics.nl

Haemonetics AB
Retahuset Ideon
S-223 70 Lund Sweden
Phone: +46-46286-2320
Fax: +46-46286-2321
http://www.haemonetics.se

Haemonetics S.A.
Signy Center
P.O. Box 262
1274 Signy 2 Switzerland
Phone: +41-22-363-9011
Fax: +41-22-363-9054

Haemonetics Asia Inc.
Taiwan Branch
26F-1, No. 102
Roosevelt Road Section 2
Taipei Taiwan
Phone: +886-2-2369-0722
Fax: +886-2-2364-3698

Haemonetics U.K. Ltd.
Beechwood House
Beechwood Estate
Elmete Lane
Roundhay
Leeds LS8 2LQ United Kingdom
Phone: +44-113-273-7711
Fax: +44-113-273-4055

5 Ashley Drive
Bothwell, Stratheclyde G71 8B5
Scotland
Phone: 44-1698-819700
Fax: 44-1698-811811

INVESTOR INFORMATION

Stock Listing
The Company's stock is traded on the New York Stock Exchange under the symbol HAE.

Transfer Agent and Registrar
Inquiries concerning the transfer of shares, lost stock certificates, duplicate mailings or change of address should be directed to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016 USA
800-368-5948

Auditors
Arthur Andersen LLP
Boston, Massachusetts, USA

Annual Meeting
The Annual Meeting of the Stockholders will be held at State Street Bank Building, Boston, MA, USA on July 23, 2002.

Investor Relations
Alicia Lopez
Clerk, Senior Vice President and General Counsel
investor@haemonetics.com
781-356-9517

Form 10-K
The Company files a form 10-K with the Securities and Exchange Commission. It is available on request from investor relations or at http://www.haemonetics.com.

Haemonetics' Trademarks
Haemonetics, Cell Saver, HaemoLite, MCS, PCS, Haemonetics PCS, Ultralite, Haemonetics Ultralite, Plasma Saver, Haemonetics Plasma Saver, R.I.S., CollectFirst, Haemonetics Cell Saver, Haemonetics MCS, Haemonet, Total Apheresis, Chairside Separator, OrthoPAT, ACP, MCS Pro, Dynamic Disk, and Fifth Dimension.

Design: MediaConcepts Corporation, Assonet, MA www.mediaconceptscorp.com

HAEMONETICS®

400 Wood Road
Braintree, Massachusetts, USA 02184-9114
781-848-7100
www.haemonetics.com